2015 Annual Report uscellular.com

Honoring Our Founder “ A deep-rooted conviction of mine has always been that the customer is king.” – LeRoy Carlson, 1989, TDS: The First Twenty Years “ Roy has always had the ability to anticipate the rapidly changing telecommunications industry – a skill that was invaluable as we founded U.S. Cellular. His willingness to embrace change, combined with his commitment to providing the customer with outstanding service, will forever motivate and inspire U.S. Cellular.” – Kenneth Meyers, CEO – U.S. Cellular U.S. Cellular® celebrates the 100th birthday of our founder, LeRoy (Roy) T. Carlson. His vision, leadership, values, and business principles set the foundation for the company that U.S. Cellular is today. Roy’s belief in delivering exceptional customer service and the latest technology, and his unwavering commitment to the nation’s rural and suburban communities are still the focus of our business; they provide the basis on which U.S. Cellular will continue to grow our business and serve the needs of our customers, associates and shareholders. “ The concept I had in mind was simple: bring together a group of small, primarily rural, telephone companies whose skills, strengths and assets could be shared by all.” – LeRoy Carlson, 1989, TDS: The First Twenty Years “ The key to harnessing the business power and potential of communications technology is to respect and understand the people who use, develop and support it.” – LeRoy Carlson, 2002 KPMG Illinois High Tech Awards ceremony “ The people who live in these rural and suburban areas should have the same and equal access to the full range of technological advances available today as those enjoyed by people who live in urban areas.” – LeRoy Carlson, 1979, TDS Annual Report

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Dear Shareholders U.S. CELLULAR 1 2015 was a good year for U.S. Cellular, in part because we achieved two important goals: we reignited customer growth and improved profitability, laying the foundation for continued success. In a constantly changing industry, we are always looking forward to the next challenge, and to the next opportunity. What new products are we rolling out? What new technology will provide new capabilities tomorrow, or threaten our business model? In this environment, it is worthwhile to clarify how we define and pursue success at U.S. Cellular. As a mid-sized operator, we seek to use our relatively smaller size to our competitive advantage. We differentiate ourselves from the national wireless giants by providing an outstanding customer experience in the rural and suburban American markets where we operate. This starts with a network that provides high-quality services in the “Middle of Anywhere” and is complemented by our associates, who take a more personal approach to knowing and serving our customers. We have a prominent local presence in each of our communities. Under this business model, our customers win on a number of levels, because our plans offer them a high-quality network experience at competitive prices. With satisfied customers, we can better grow our sales and our profits, and thereby build shareholder value. Another key piece of this model is that our whole organization is involved in our success. Our passionate associates are engaged and innovative in serving our customers and also in giving back to the communities in which they live and we do business. This business model is all about the values and focus that permeate the whole organization. Over the long term, we believe it is a successful model for the very competitive wireless market in which we operate. U.S. Cellular exists to provide exceptional wireless communication services which enhance consumers’ lives, increase the competitiveness of local businesses, and improve the efficiency of government operations in the mid-sized and rural markets we serve. Our local focus is a unique differentiator that allows our associates to deliver outstanding customer service by treating customers like neighbors, not numbers.

2 U.S. CELLULAR Customer growth has been and will continue to be our number one priority. U.S. Cellular’s Best-in-Quality Network We know our best-in-quality network is a competitive advantage. While other companies vie for market share in some of the nation’s largest cities, usually against three or four wireless providers, U.S. Cellular focuses on smaller cities and on rural and suburban markets. Overall, we have an effective mix of what we consider to be low-band coverage and mid-band capacity in these markets, often making us a particularly strong competitor. In 2015, we continued to invest in our network to provide more capacity to meet growing demands for data services and to provide better in-home coverage. We also completed our 4G LTE deployment. Completing the 4G LTE deployment was the culmination of a four-year effort, and one of our major priorities for the year. With 4G LTE, we can provide our customers, even in the more remote rural areas, with all the benefits of our data services, also creating new growth opportunities for us. In 2015, we secured 4G LTE roaming agreements with national carriers to further enhance our customers’ data experience. Building on the strength of our newly completed 4G LTE network, we are further refining our network strategy and are planning to begin the multi-year rollout of Voice over LTE (VoLTE). We are designing VoLTE to bring even more quality services and products to our customers over the next few years, and increase our flexibility to pursue attractive new revenue opportunities. Reigniting customer growth to increase revenue and profitability Customer growth has been and will continue to be our number one priority. We are proud of our 2015 accomplishments and excited about our prospects, even while acknowledging that adding new customers is increasingly difficult in this industry. We plan to grow by focusing on what our customers desire: competitive pricing and promotions that showcase our high-quality 4G LTE network. Supporting this effort, we are redesigning our stores into retail destinations that can enhance the customer experience and further boost sales. We successfully repositioned our company to grow our customer base again, even in the face of a very competitive wireless market. We saw a steady and meaningful improvement in our churn levels as we delivered high levels of customer satisfaction. We also continued to see former customers return to U.S. Cellular, representing approximately 20% of new accounts. We continue to manage our expense levels, which contributed to stronger margin and growth in operating cash flow in 2015. Customer and revenue growth is crucial to improving our margin and profitability. We see opportunity for revenue Completing the 4G LTE deployment was the culmination of a four-year effort, and one of our major priorities for the year.

Investing in our associates and our communities Associate engagement is a priority at U.S. Cellular and foundational to our business model. Our associates are on the front line of fulfilling U.S. Cellular’s commitment to outstanding customer service. We ensure that all associates have the best training and knowledge, so they can best serve our customers. We are honored to be named as one of Forbes Best Employers for the second year in a row. Together, we strive to build a connection with our communities that extends beyond our business by supporting causes that strengthen the neighborhoods where our customers live, work, and play. As a company, we partner with local and national non-profits, provide in-kind gifts, support associate volunteerism, and match personal donations made by our associates. In support of our commitment to enhancing learning opportunities, we focus our giving efforts on K-12 and Science, Technology, Engineering, and Math (STEM) programs. U.S. Cellular also donated more than $1 million to Boys & Girls Clubs and National 4-H Council in 2015, and our associates volunteered more than 32,000 hours of their time to a variety of non-profit organizations in our markets. We launched a nationwide holiday giving campaign to highlight the positive acts of youth in many of our communities through the “Future of Good” campaign, by encouraging consumers to upload a photo to the campaign’s online gallery. For each photo uploaded, U.S. Cellular contributed to National 4-H Council and Boys & Girls Clubs of America. In addition, we pledged both in-kind and monetary contributions to three selected youths from Oklahoma, Missouri, and Wisconsin who are doing extraordinary acts of good in their communities. U.S. CELLULAR 3 growth from further smartphone penetration that will allow us to monetize data usage. In addition, sales of our Shared Connect data plans create more devices per account. These plans, and the increasing use of connected devices like tablets by our customers, drive them to choose larger data buckets, resulting in revenue growth. Our cell towers are a strategic asset. Although they represent a modest portion of our revenue, we receive high-margin rental income from them, which we expect to increase in the future. Equally important, our cell tower assets enable us to control and maintain the high-quality network we need while we continue to enhance technologies for our customers. The rapidly growing small and medium business (SMB) market and regional government agencies are a natural fit for U.S. Cellular given our local focus. We have reorganized our sales force to build these channels and expanded our business pricing portfolio to include shared data and machine-tomachine offerings. As the needs of our SMB customers grow, we continue to expand our Business Solutions Product Catalog with products like international roaming, fleet management applications, and wireless priority service. Recent enhancements to our online efforts and our promotions are increasing brand recognition in the SMB space. For the second year, U.S. Cellular sponsored casting calls for the ABC hit show “Shark Tank”, taking the show to Oklahoma City, Oklahoma; Knoxville, Tennessee; and Portland, Maine to provide small business owners and other entrepreneurs with opportunities to pitch their ideas to the show’s experts.

Sincerely, Kenneth R. Meyers LeRoy T. Carlson, Jr. President and Chairman Chief Executive Officer 4 U.S. CELLULAR Honoring U.S. Cellular’s visionary founder This year, U.S. Cellular is celebrating the legacy of our centenarian founder, LeRoy T. (Roy) Carlson. From our first customers in 1985, to our Company today that includes more than 4 million customers, we continue to operate on Roy’s basic principle, that “the customer is king.” A key element of U.S. Cellular’s brand strength is this focus on satisfying each and every one of our customers. It is the foundation upon which we intend to continue building shareholder value and growing our business. Thank you Overall, we are very proud of our accomplishments achieved in 2015, and how they position us for the future. Thank you to the passionate associates of U.S. Cellular for your dedication and innovation in providing outstanding services, products, and experiences to our customers across the nation. Thank you also to each of our shareholders and our debt holders for your continuing support of our long-term growth and development. Regulatory We are advocating in Washington to help make sure that the government auctions of new spectrum are designed so that a mid-size carrier like U.S. Cellular can participate and be successful in further strengthening our network. We are thoroughly considering our participation in the 600 MHz auction. Working with elected officials, we also are advocating in support of a robust mobility fund to draw attention to the ongoing need for Universal Service Fund support to bring wireless broadband to rural communities, and have been gratified by the encouragement received from elected officials in these communities. Upgrading our Annual Report We have changed the format of our annual report this year, revising the Management’s Discussion and Analysis section by adding charts and other graphics to more plainly and clearly explain our business and our performance. We hope you find this information and format helpful and, as always, welcome your feedback.

UNITED STATES CELLULAR CORPORATION

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2015
Pursuant to SEC Rule 14a-3

The following audited financial statements and certain other financial information for the year ended December 31, 2015, represent U.S. Cellular's annual report to shareholders as required by the rules and regulations of the Securities and Exchange Commission ("SEC").

The following information was filed with the SEC on February 24, 2016 as Exhibit 13 to U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2015. Such information has not been updated or revised since the date it was originally filed with the SEC. Accordingly, you are encouraged to review such information together with any subsequent information that we have filed with the SEC and other publicly available information.

United States Cellular Corporation and Subsidiaries	Exhibit 13

FINANCIAL REPORTS CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Financial Statements and Notes to Consolidated Financial Statements for the year ended December 31, 2015. This report contains statements that are not based on historical facts, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute and represent "forward looking statements" as this term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward looking statements.

U.S. Cellular uses certain "non-GAAP financial measures" throughout the MD&A. A discussion of the reason U.S. Cellular uses these measures and a reconciliation of these measures to their most directly comparable measures determined in accordance with accounting principles generally accepted in the United States of America ("GAAP") are included in the Supplemental Information section within the MD&A of this Form 10-K Report.

General

United States Cellular Corporation ("U.S. Cellular") owns, operates, and invests in wireless markets throughout the United States. U.S. Cellular is an 84%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS"). U.S. Cellular's strategy is to attract and retain wireless customers through a value proposition comprised of a high-quality network, outstanding customer service, and competitive devices, plans, and pricing, all provided with a local focus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATIONS

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Serves approximately 4.9 million customers including 4.4 million postpaid and 0.4 million prepaid customers.

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Operates in 23 states.

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Employs approximately 6,400 employees.

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Headquartered in Chicago, Illinois.

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6,297 cell sites including 3,978 owned towers in service.

Significant Financial and Operating Matters

The following is a summary of certain selected information contained in the comprehensive MD&A that follows. The overview does not contain all of the information that may be important. You should carefully read the entire MD&A and not rely solely on the highlights.

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Net income attributable to U.S. Cellular shareholders was $241.3 million in 2015, compared to a net loss of $42.8 million in 2014. The year-over-year improvement was attributable to several factors including (i) increased equipment revenues bolstered by equipment installment plan activity; (ii) reduced cost of equipment sold due to fewer equipment sales transactions overall and lower cost per unit sold; (iii) reduced selling, general and administrative expenses; and (iv) increased gains from sales and exchanges of businesses and licenses. Diluted earnings per share was $2.84 compared to a diluted loss per share of $0.51 one year ago.

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In March 2015, U.S. Cellular announced that it would discontinue its loyalty reward program effective September 1, 2015. All unredeemed reward points expired at that time and the deferred revenue balance related to such expired points was recognized as service revenues. The amount of deferred revenue recognized upon discontinuation of this program was $58.2 million.

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U.S. Cellular, through its limited partnership interest in Advantage Spectrum L.P. ("Advantage Spectrum"), was the provisional winning bidder for 124 licenses for an aggregate winning bid of $338.3 million in Auction 97. See Note 6 – Acquisitions, Divestitures and Exchanges and Note 13 – Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information related to these transactions.

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U.S. Cellular completed license exchanges and the sale of towers outside of its operating markets. See Note 6 – Acquisitions, Divestitures and Exchanges for additional information related to these transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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Total additions to Property, plant and equipment were $533.1 million, including expenditures to complete the network rollout of 4G LTE, construct cell sites, increase capacity in existing cell sites and switches, outfit new and remodel existing retail stores and enhance billing and other customer management related systems and platforms.

Significant Trends and Developments

Technology and Support Systems:

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U.S. Cellular continued to deploy 4G LTE as a result of U.S. Cellular's strategic initiative to enhance its network. 4G LTE now reaches 99% of postpaid customers and 98% of cell sites. The adoption of data-rich smartphones and connected devices is driving significant growth in data traffic. At the end of the year, 72% of postpaid customers had 4G capable devices, with the LTE network handling 81% of data traffic. Also, U.S. Cellular began user trials related to VoLTE technology to allow customers to utilize the LTE network for both voice and data services, and these trials are anticipated to continue into 2016.

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In 2015, U.S. Cellular spent $285.8 million in cash for license acquisitions, the majority of which came from U.S. Cellular's participation in Auction 97 indirectly through its limited partnership interest in Advantage Spectrum. Advantage Spectrum was the provisional winning bidder of 124 AWS licenses for an aggregate bid of $338.3 million, after its expected designated entity discount of 25%. Advantage Spectrum's bid amount, less the initial deposit amount of $60.0 million paid in 2014, was paid to the FCC in March 2015. These licenses have not yet been granted by the FCC. U.S. Cellular's strategy is to continue to obtain interests in and access to wireless licenses in current operating markets. This strategy will help ensure adequate spectrum to deliver a best-in-class network that meets the growing capacity and speed requirements of U.S. Cellular customers.

Asset Management:

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U.S. Cellular continued to pursue opportunities to monetize non-strategic assets to support investment in the business. In December 2014, U.S. Cellular entered into an agreement with a third party to sell 595 towers and certain related contracts, assets, and liabilities for $159.0 million in cash. The gain recognized was $3.8 million and $108.2 million in 2014 and 2015, respectively. This agreement and related transactions are referred to as the "Tower Sale."

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Additionally, U.S. Cellular entered into various agreements to transfer certain non-operating licenses to third parties in exchange for receiving licenses in operating markets and cash. In connection with these various agreements, U.S. Cellular received cash totaling $145.0 million and recognized an aggregate pre-tax gain of $149.1 million in 2015.

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In January 2016, U.S. Cellular entered into an agreement to purchase a 700 MHz A Block license for $36.0 million. The transaction is expected to close in the third quarter of 2016 pending regulatory approval. In February 2016, U.S. Cellular entered into multiple agreements with third parties that provide for the transfer of certain AWS and PCS spectrum licenses and approximately $30 million in cash to U.S. Cellular, in exchange for U.S. Cellular transferring certain AWS, PCS and 700 MHz licenses to the third parties. The transactions are subject to regulatory approval and other customary closing conditions, and are expected to close in 2016. Upon closing of the transactions, U.S. Cellular expects to recognize a gain.

Products and Services:

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U.S. Cellular continued to leverage competitive value-based pricing for its plans and services, including equipment installment plan offerings. U.S. Cellular will continue to offer equipment installment plans in 2016. To the extent that customers adopt these plans, U.S. Cellular expects an increase in equipment sales revenues. However, certain of the equipment installment plans provide the customer with a reduction in the monthly access charge for the device; thus, to the extent that existing customers adopt such plans, U.S. Cellular expects a reduction in retail service revenues and ARPU.

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U.S. Cellular launched iconic Samsung and Apple devices and expanded the portfolio of tablets and connected devices in line with the strategic initiative to increase gross additions, reduce churn, and increase data usage.

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U.S. Cellular continued to expand distribution through third-party national and on-line retailers. As a growing base of customers purchase wireless service outside of corporate and agent owned locations, U.S. Cellular will continue to explore new relationships with additional third-party retailers as part of the strategy to expand distribution.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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U.S. Cellular also expanded its solutions available to business and government customers, including a growing suite of machine-to-machine solutions across various categories. U.S. Cellular will continue to enhance its advanced wireless services and connected solutions for consumer, business and government customers.

Terms Used by U.S. Cellular

All defined terms in this MD&A are used as defined in the Notes to Consolidated Financial Statements, and additional terms are defined below:

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4G LTE – fourth generation Long-Term Evolution which is a wireless broadband technology.

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Auction 97 – An FCC auction of AWS-3 spectrum licenses that ended in January 2015.

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Average Billings per Account ("ABPA") – metric is calculated by dividing total postpaid service revenues plus equipment installment plan billings by the average number of postpaid accounts by the number of months in the period.

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Average Billings per User ("ABPU") – metric is calculated by dividing total postpaid service revenues plus equipment installment plan billings by the average number of postpaid customers by the number of months in the period.

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Average Revenue per Account ("ARPA") – metric is calculated by dividing total postpaid service revenues by the average number of postpaid accounts by the number of months in the period.

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Average Revenue per User ("ARPU") – metric is calculated by dividing a revenue base by an average number of customers by the number of months in the period. These revenue bases and customer populations are shown below:

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Postpaid ARPU – consists of total postpaid service revenues and postpaid customers.

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Service Revenue ARPU – consists of total postpaid, prepaid and reseller service revenues, inbound roaming and other service revenues and postpaid, prepaid and reseller customers.

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Churn Rate – represents the percentage of the customers that disconnect service each month. These rates represent the average monthly churn rate for each respective period.

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FCC – Federal Communications Commission

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Gross Additions – represents the total number of new customers added during the period, without regard to customers who terminate service.

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Net Additions (Losses) – represents the total number of new customers added during the period, net of customers who terminate service during that period.

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Smartphone Penetration – is calculated by dividing postpaid smartphone customers by total postpaid customers.

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VoLTE – Voice over Long-Term Evolution which is a technology specification that defines the standards and procedures for delivering voice communication and data over 4G LTE networks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATIONAL OVERVIEW

Retail Customer Composition December 31, 2015	Postpaid Customer Results

2015-2014 Commentary	2014-2013 Commentary

Postpaid customers comprised approximately 92% of U.S. Cellular's retail customers at December 31, 2015. U.S. Cellular believes the increase in net additions in 2015 is a result of competitive products and services priced to offer the best value to customers, improved speed to market for product offerings, and expanded equipment installment plan offerings. U.S. Cellular also believes postpaid churn continued to decline from 2014 levels due to an improved customer experience and strong retention programs. Total retail customers at the period ended December 31, 2015, 2014 and 2013 were 4,796,000, 4,646,000 and 4,610,000, respectively.
Postpaid customers comprised approximately 93% of U.S. Cellular's retail customers at December 31, 2014. Postpaid churn in 2013 and the first half of 2014 was adversely affected by the billing system conversion in 2013; however it improved over the course of 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarterly Postpaid Churn Rate

Smartphone Penetration	2015-2014 Commentary

Smartphone penetration increased to 74% of the postpaid handset customer base, up from 65% a year ago.

The percentage of postpaid handset customers with feature phones has continued to decrease from 35% in 2014 to 26% in 2015 and is expected to continue declining as handset gross additions consist primarily of smartphones. During the fourth quarter of 2015, smartphones represented 91% of total handset sales.

Continued growth in revenues and costs related to data products and services may result in increased operating expenses and the need for additional investment in spectrum, network capacity and network enhancements.

2014-2013 Commentary

Smartphone penetration increased to 65% of the postpaid handset customer base, up from 53% a year ago. This contributed to increased service revenues from data.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Postpaid ARPU/ABPU	Postpaid ARPA/ABPA

2015-2014 Commentary

Postpaid ARPU decreased in 2015 due to industry-wide price competition, including discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal partially offset by the continued adoption of smartphones and shared data plans. The increase in postpaid ARPA is the result of increased postpaid connections per account driven by increased connected device penetration.

U.S. Cellular implemented equipment installment plans on a broad basis in 2014. These plans increase equipment sales revenue as customers pay for their wireless devices in installments at a total device price that is generally higher than the device price offered to customers in conjunction with alternative plans that are subject to a service contract. Equipment installment plans also have the impact of reducing service revenues as many equipment installment plans provide for reduced monthly access charges. In order to reflect the ARPU and ARPA trend for the impact of equipment installment plans in 2014 and 2015, U.S. Cellular has also presented ARPU and ARPA plus average monthly equipment installment plan billings per customer (ABPU) and account (ABPA), respectively. U.S. Cellular believes presentation of these measures is useful in order to reflect the trends in total revenues per customer and account.

2014-2013 Commentary

The increases are a result of increased smartphone penetration, increased adoption of shared data plans, and the special issuance of loyalty rewards points which negatively impacted these metrics in 2013, partially offset by discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL OVERVIEW

The Divestiture Transaction and the NY1 & NY2 Deconsolidation were consummated in the second quarter of 2013 as further described in Note 6 — Acquisitions, Divestitures and Exchanges and Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements. The information presented below includes the Divestiture Markets and the NY1 & NY2 Partnerships for the portion of 2013 prior to the respective transactions.

Components of Operating Income (Loss)

Year Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013

(Dollars in thousands)
Retail service	$2,994,353	$3,012,984	$3,165,496	$(18,631)	(1)%	$(152,512)	(5)%
Inbound roaming	191,801	224,090	263,186	(32,289)	(14)%	(39,096)	(15)%
Other	164,277	160,863	166,091	3,414	2%	(5,228)	(3)%

Service revenues	3,350,431	3,397,937	3,594,773	(47,506)	(1)%	(196,836)	(5)%
Equipment sales	646,422	494,810	324,063	151,612	31%	170,747	53%

Total operating revenues	3,996,853	3,892,747	3,918,836	104,106	3%	(26,089)	(1)%
System operations (excluding Depreciation, amortization and accretion reported below)	775,042	769,911	763,435	5,131	1%	6,476	1%
Cost of equipment sold	1,052,810	1,192,669	999,000	(139,859)	(12)%	193,669	19%
Selling, general and administrative	1,493,730	1,591,914	1,677,395	(98,184)	(6)%	(85,481)	(5)%

	3,321,582	3,554,494	3,439,830	(232,912)	(7)%	114,664	3%
Operating cash flow*	675,271	338,253	479,006	337,018	100%	(140,753)	(29)%
Depreciation, amortization and accretion	606,455	605,997	803,781	458	–	(197,784)	(25)%
(Gain) loss on asset disposals, net	16,313	21,469	30,606	(5,156)	(24)%	(9,137)	(30)%
(Gain) loss on sale of business and other exit costs, net	(113,555)	(32,830)	(246,767)	(80,725)	>(100)%	213,937	87%
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)	(33,891)	(30)%	142,486	56%

Total operating expenses	3,683,911	4,036,137	3,771,971	(352,226)	(9)%	264,166	7%

Operating income (loss)	$312,942	$(143,390)	$146,865	$456,332	>100%	$(290,255)	>(100)%

Adjusted EBITDA*	$852,152	$480,325	$615,204	$371,827	77%	$(134,879)	(22)%

Capital expenditures	$533,053	$557,615	$737,501	$(24,562)	(4)%	$(179,886)	(24)%

*
Represents a non-GAAP financial measure. Refer to Supplemental Information within this MD&A for a reconciliation of this measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Total Operating Revenues (Dollars in millions)

Service revenues consist of:

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Charges for access, airtime, roaming, recovery of regulatory costs and value added services, including data products and services ("retail service")

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Charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming

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Amounts received from the Federal USF

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Tower rental revenues

Equipment revenues consist of:

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Sales of wireless devices and related accessories to new and existing customers, agents, and third-party distributors

Key components of changes in the statement of operations line items were as follows:

2015-2014 Commentary

Total operating revenues

Service revenues decreased as a result of (i) a decrease in retail service revenues driven by industry-wide price competition, including discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal; and (ii) reductions in inbound roaming revenue driven by lower roaming rates. Such reductions were partially offset by an increase in the average customer base, continued adoption of shared data plans, and the $58.2 million of revenue recognized in 2015 from unredeemed rewards points upon termination of U.S. Cellular's rewards program.

Revenue representing amounts received from the Federal USF for the year ended December 31, 2015 was $92.1 million, which remained flat year over year. Pursuant to the FCC's Reform Order ("Reform Order"), U.S. Cellular's current Federal USF support is being phased down at the rate of 20% per year beginning July 1, 2012. The Phase II Mobility Fund was not operational as of July 2014 and, therefore, as provided by the Reform Order, the phase down was suspended at 60% of the baseline amount. U.S. Cellular will continue to receive USF support at the 60% level until the FCC takes further action. At this time, U.S. Cellular cannot predict what changes that the FCC might make to the USF high cost support program and, accordingly, cannot predict whether such changes will have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Equipment sales revenues increased due primarily to an increase in average revenue per device sold driven by sales under equipment installment plans, a mix shift to smartphones and connected devices and an increase in accessory sales, partially offset by a decrease in the number of devices sold. Equipment installment plan sales contributed $350.7 million and $190.4 million in 2015 and 2014, respectively.

System operations expenses

Maintenance, utility and cell site expenses increased $13.3 million, or 4%, reflecting higher support costs and utility usage for the expanded 4G LTE network and the completion of certain tower maintenance and repair projects.

Expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming increased $19.4 million, or 11%, driven primarily by an increase in data roaming usage, partially offset by lower rates and voice volume.

Customer usage expenses decreased $27.6 million, or 13%, driven by lower fees for platform and content providers, a decrease in long distance charges driven by rate reductions, and a decrease in circuit costs from the migration to LTE.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

U.S. Cellular expects system operations expenses to increase in the future to support the continued growth in cell sites and other network facilities as it continues to add capacity, enhance quality and deploy new technologies as well as to support increases in total customer usage, particularly data usage. However, these increases are expected to be offset to some extent by cost savings generated by shifting data traffic to the 4G LTE network from the 3G network.

Cost of equipment sold

The decrease in Cost of equipment sold is a result of an 11% reduction in devices sold and a decrease in the average cost per device sold driven by the lower cost of smartphones and connected devices. Cost of equipment sold in 2015 included $448.7 million related to equipment installment plan sales compared to $280.3 million in 2014. Loss on equipment was $406.4 million and $697.9 million for 2015 and 2014, respectively.

Selling, general and administrative expenses

Selling expenses decreased $20.5 million, or 3%, due primarily to lower agent and retail commission expenses driven by fewer activations and renewals, partially offset by increased advertising expenses.

General and administrative expenses decreased $77.7 million, or 9%, due primarily to lower consulting expenses related to the billing system and customer service operations, and lower rates for roamer administration.

Depreciation, amortization and accretion expense

Depreciation, amortization and accretion expense remained relatively flat year over year.

(Gain) loss on asset disposals, net

The decrease in Loss on asset disposals was due primarily to fewer write-offs and disposals of certain network assets.

(Gain) loss on sale of business and other exit costs, net

The net gain in 2015 was due primarily to a $108.2 million gain recognized on the Tower Sale. The net gain in 2014 was due primarily to $29.3 million of gain related to the continuing impact of the Divestiture Transaction. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

(Gain) loss on license sales and exchanges, net

The net gains in 2015 and 2014 were due to license sales and exchanges with third parties. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

2014-2013 Commentary

Total operating revenues

Service revenues decreased as a result of a decrease in the average customer base (including the reductions caused by the Divestiture Transaction and NY1 and NY2 Deconsolidation) and a reduction in revenues from the Federal USF. A decrease in Inbound roaming revenues caused by reductions in inbound roaming rates and voice volumes partially offset by higher inbound roaming data usage further contributed to the decrease in service revenues.

Such reductions were partially offset by increased revenues as a result of higher smartphone penetration and tower rental revenues.

Equipment sales revenues increased due to an increase in the average revenue per device sold due primarily to the implementation of equipment installment plans on a broad basis in 2014, and increases in the sales of connected devices and accessories. This increase is partially offset by a decrease in sales of other device categories, primarily the feature phone category, and the effects of the Divestiture Transaction and the NY1 & NY2 Deconsolidation. Equipment installment plan sales contributed $190.4 million and $0.8 million in 2014 and 2013, respectively.

System operations expenses

Maintenance, utility and cell site expenses increased $26.6 million, or 8%, reflecting higher support costs for the expanded 4G LTE network and completion of certain maintenance projects, partially offset by the impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming increased $5.8 million, or 3%, driven primarily by an increase in data roaming usage, partially offset by lower rates, lower voice usage, and the impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation.

Customer usage expenses decreased $25.9 million, or 11%, driven by impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation, by lower fees for platform and content providers, a decrease in long distance charges driven by rate reductions, and a decrease in circuit costs from LTE migration.

Cost of equipment sold

The increase in Cost of equipment sold was the result of a 22% increase in the average cost per device sold, which more than offset the impact of selling fewer devices. Average cost per device sold increased due to general customer preference for higher priced 4G LTE smartphones and tablets. Cost of equipment sold in 2014 includes $280.3 million related to equipment installment plan sales compared to $0.8 million in 2013. Loss on equipment was $697.9 million and $674.9 million for 2014 and 2013, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $85.5 million, or 5%, in 2014 due to the impacts of the Divestiture Transaction, NY1 & NY2 Deconsolidation and lower consulting expenses in 2014 related to the billing system conversion in the prior year.

Depreciation, amortization and accretion expense

Depreciation, amortization and accretion decreased due to acceleration of Depreciation, amortization and accretion resulting from the Divestiture Transaction. Accelerated depreciation resulting from the Divestiture Transaction was $13.1 million and $158.5 million in 2014 and 2013, respectively.

(Gain) loss on asset disposals, net

The decrease in Loss on asset disposals was due primarily to fewer write-offs and disposals of certain network assets.

(Gain) loss on sale of business and other exit costs, net

The net gain in 2014 and 2013 was due primarily to $29.3 million and $248.4 million of gain recognized related to the Divestiture Transaction. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

(Gain) loss on license sales and exchanges

The net gain in 2014 and 2013 was due to license sales and exchanges with third parties. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Components of Other Income (Expense)

Year Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013

(Dollars in thousands)
Operating income (loss)	$312,942	$(143,390)	$146,865	$456,332	>100%	$(290,255)	>(100)%
Equity in earnings of unconsolidated entities	140,083	129,764	131,949	10,319	8%	(2,185)	(2)%
Interest and dividend income	36,332	12,148	3,961	24,184	>100%	8,187	>100%
Gain (loss) on investments	–	–	18,556	–	N/M	(18,556)	N/M
Interest expense	(86,194)	(57,386)	(43,963)	(28,808)	(50)%	(13,423)	(31)%
Other, net	466	160	288	306	>100%	(128)	(44)%

Total investment and other income	90,687	84,686	110,791	6,001	7%	(26,105)	(24)%

Income (loss) before income taxes	403,629	(58,704)	257,656	462,333	>100%	(316,360)	>(100)%
Income tax expense (benefit)	156,334	(11,782)	113,134	168,116	>100%	(124,916)	>(100)%

Net income (loss)	247,295	(46,922)	144,522	294,217	>100%	(191,444)	>(100)%
Less: Net income (loss) attributable to noncontrolling interests, net of tax	5,948	(4,110)	4,484	10,058	>100%	(8,594)	>(100)%

Net income (loss) attributable to U.S. Cellular shareholders	$241,347	$(42,812)	$140,038	$284,159	>100%	$(182,850)	>(100)%

  N/M – Percentage change not meaningful

2015-2014 Commentary

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents U.S. Cellular's share of net income from entities in which it has a noncontrolling interest and that are accounted for by the equity method. U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $74.0 million and $71.8 million to Equity in earnings of unconsolidated entities in 2015 and 2014, respectively.

Interest and dividend income

Interest and dividend income increased due to imputed interest income recognized on equipment installment plans of $33.9 million and $8.7 million in 2015 and 2014, respectively. See Note 3 — Equipment Installment Plans in the Notes to Consolidated Financial Statements for additional information.

Interest expense

Interest expense increased from 2014 to 2015 due primarily to U.S. Cellular's issuance of $275 million of 7.25% Senior Notes in December 2014, borrowing of $225 million on its Term Loan in July 2015 and the $300 million of 7.25% Senior Notes issued in November 2015.

Income tax expense

The effective tax rates on Income before income taxes for 2015 and 2014 were 38.7% and 20.1%, respectively. The following significant discrete and other items impacted income tax expense for these years:

2015 — The effective tax rate for 2015 is consistent with a normalized tax rate inclusive of federal and state tax. There were no significant discrete items that impacted the rate.

2014 — Includes tax expense of $6.4 million related to a valuation allowance recorded against certain state deferred tax assets. The effective tax rate in 2014 is lower due to the effect of this item combined with the loss in 2014 in Income (loss) before income taxes.

See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for a discussion of income tax expense and the overall effective tax rate on Income before income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net income (loss) attributable to noncontrolling interests, net of tax

The increase from 2014 to 2015 is due to higher income from certain partnerships in 2015.

2014-2013 Commentary

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents U.S. Cellular's share of net income from entities in which it has a noncontrolling interest and that are accounted for by the equity method. U.S. Cellular's investment in the LA Partnership contributed $71.8 million and $78.4 million to Equity in earnings of unconsolidated entities in 2014 and 2013, respectively.

Interest and dividend income

Interest and dividend income increased due to imputed interest income recognized on equipment installment plans of $8.7 million 2014. See Note 3 — Equipment Installment Plans in the Notes to Consolidated Financial Statements for additional information.

Gain (loss) on investments

In 2013, U.S. Cellular recognized a non-cash pre-tax gain of $18.5 million in connection with the deconsolidation of the NY1 & NY2 Partnerships. See Note 6 — Acquisitions, Divestitures and Exchanges and Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Interest expense

Interest expense increased $13.4 million from 2013 due primarily to a decrease in capitalized interest related to fewer network and systems projects. Interest cost capitalized was $6.2 million and $18.4 million for 2014 and 2013, respectively.

Income tax expense

The effective tax rates on Income before income taxes for 2014 and 2013 were 20.1% and 43.9%, respectively. The following significant discrete and other items impacted income tax expense for these years:

2014 — Includes tax expense of $6.4 million related to valuation allowance recorded against certain state deferred tax assets. The effective tax rate in 2014 is lower due to the effect of this item combined with the loss in 2014 in Income (loss) before income taxes.

2013 — Includes tax expense of $20.4 million related to the NY1 & NY2 Deconsolidation and the Divestiture Transaction, and a tax benefit of $5.4 million resulting from statute of limitation expirations.

See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for a discussion of income tax expense and the overall effective tax rate on Income before income taxes.

Net income (loss) attributable to noncontrolling interests, net of tax

The decrease from 2013 to 2014 is due primarily to the elimination of the noncontrolling interest as a result of the NY1 & NY2 Deconsolidation on April 3, 2013 and lower income from certain partnerships in 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

U.S. Cellular believes that existing cash and investment balances, funds available under its revolving credit facilities, and expected cash flows from operating and investing activities provide liquidity for U.S. Cellular to meet its normal day-to-day operating needs and debt service requirements for the coming year.

U.S. Cellular operates a capital-intensive business. U.S. Cellular has used internally-generated funds and also has obtained substantial funds from external sources for general corporate purposes. In the past, U.S. Cellular's existing cash and investment balances, funds available under its revolving credit facility, funds from other financing sources, including a term loan and other long-term debt, and cash flows from operating, investing and financing activities, including sales of assets or businesses, provided sufficient liquidity and financial flexibility for U.S. Cellular to meet its normal day-to-day operating needs and debt service requirements, to finance the build-out and enhancement of markets and to fund acquisitions. There is no assurance that this will be the case in the future. It may be necessary from time to time to increase the size of the existing revolving credit facility, to put in place a new credit facility, or to obtain other forms of financing in order to fund potential expenditures. U.S. Cellular's liquidity would be adversely affected if, among other things, U.S. Cellular is unable to obtain short or long-term financing on acceptable terms, U.S. Cellular makes spectrum license purchases in FCC auctions or from other parties, the LA Partnership does not resume or reduces distributions compared to prior historical levels and/or ETC and/or other regulatory support payments continue to decline. In addition, although sales of assets or businesses by U.S. Cellular have been an important source of liquidity for U.S. Cellular in recent periods, U.S. Cellular does not expect a similar level of such sales in the future, which will reduce a source of liquidity for U.S. Cellular. In recent years, U.S. Cellular's credit rating has declined to sub-investment grade.

In certain recent periods, U.S. Cellular has incurred negative free cash flow (defined as Cash flows from operating activities less Cash used for additions to property, plant and equipment) and this will continue in the future if operating results do not improve. U.S. Cellular currently expects to have negative free cash flow in 2016. U.S. Cellular may require substantial additional capital for, among other uses, funding day-to-day operating needs, working capital, acquisitions of providers of wireless telecommunications services, spectrum license or system acquisitions, system development and network capacity expansion, debt service requirements, the repurchase of shares, the payment of dividends, or making additional investments. There can be no assurance that sufficient funds will continue to be available to U.S. Cellular or its subsidiaries on terms or at prices acceptable to U.S. Cellular. Insufficient cash flows from operating activities, changes in its credit ratings, defaults of the terms of debt or credit agreements, uncertainty of access to capital, deterioration in the capital markets, reduced regulatory capital at banks which in turn limits their ability to borrow and lend, other changes in the performance of U.S. Cellular or in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its acquisition, capital expenditure and business development programs, reduce the acquisition of spectrum licenses, and/or reduce or cease share repurchases and/or the payment of dividends. U.S. Cellular cannot provide assurances that circumstances that could have a material adverse effect on its liquidity or capital resources will not occur. Any of the foregoing would have an adverse impact on U.S. Cellular's businesses, financial condition or results of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market investments. The primary objective of U.S. Cellular's Cash and cash equivalents is for use in its operations and acquisition, capital expenditure and business development programs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

U.S. Cellular Cash and Cash Equivalents (Dollars in millions)

At December 31, 2015, U.S. Cellular's cash and cash equivalents totaled $715.4 million. The majority of U.S. Cellular's Cash and cash equivalents was held in bank deposit accounts and in money market funds that invest exclusively in U.S. Treasury Notes or in repurchase agreements fully collateralized by such obligations. U.S. Cellular monitors the financial viability of the money market funds and direct investments in which it invests and believes that the credit risk associated with these investments is low.

Financing

Revolving Credit Facility

U.S. Cellular has a revolving credit facility available for general corporate purposes including spectrum purchases and capital expenditures, with a maximum borrowing capacity of $300 million. As of December 31, 2015, the unused capacity under this agreement was $282.5 million. U.S. Cellular did not borrow or repay any cash amounts under its revolving credit facility in 2015, and had no cash borrowings outstanding under its revolving credit facility as of December 31, 2015. The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries. There were no intercompany loans at December 31, 2015 or 2014. U.S. Cellular believes that it was in compliance as of December 31, 2015 with all of the financial and other covenants and requirements set forth in its revolving credit facility.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the revolving credit facility.

Term Loan

In January 2015, U.S. Cellular entered into a senior term loan credit facility. In July 2015, U.S. Cellular borrowed the full amount of $225 million available under this facility in two separate draws. Principal reductions will be due and payable in quarterly installments of $2.8 million beginning in March 2016 through December 2021, and the remaining unpaid balance will be due and payable in January 2022. This facility was entered into for general corporate purposes, including working capital, spectrum purchases and capital expenditures.

The continued availability of the term loan facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing, that are substantially the same as those in U.S. Cellular's revolving credit facility described above. U.S. Cellular believes that it was in compliance at December 31, 2015 with all of the financial and other covenants and requirements set forth in the term loan facility.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information.

Financial Covenants

As noted above, the revolving credit facility and senior term loan facility require U.S. Cellular to comply with certain affirmative and negative covenants, including certain financial covenants. In particular, under these agreements, as amended, beginning July 1, 2014, U.S. Cellular is required to maintain the Consolidated Leverage Ratio at a level not to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

exceed 3.75 to 1.00 for the period of the four fiscal quarters most recently ended (this was 3.00 to 1.00 prior to July 1, 2014). The maximum permitted Consolidated Leverage Ratio decreases beginning January 1, 2016 from 3.75 to 3.50, with further decreases effective July 1, 2016 and January 1, 2017 (and will return to 3.00 to 1.00 at that time). U.S. Cellular believes it was in compliance at December 31, 2015 with all such covenants. However, depending on U.S. Cellular's future financial performance, there is a risk that U.S. Cellular could fail to satisfy the financial covenants in the future. If U.S. Cellular breaches a financial or other covenant of either of these agreements, it would result in a default under that agreement, and could involve a cross-default under other debt instruments. This could in turn cause the affected lenders to accelerate the repayment of principal and accrued interest on any outstanding debt under such agreements and, if they choose, terminate the facility. If appropriate, U.S. Cellular may request the applicable lender for an amendment of financial covenants in the U.S. Cellular revolving credit facility and the U.S. Cellular term loan facility, in order to provide additional financial flexibility to U.S. Cellular, and may also seek other changes to such facilities. There is no assurance that the lenders will agree to any amendments. If the lenders agree to amendments, this may result in additional payments or higher interest rates payable to the lenders and/or additional restrictions. Restrictions in such debt instruments may limit U.S. Cellular's operating and financial flexibility.

Other Long-Term Financing

U.S. Cellular has an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities. The proceeds from any such issuance may be used for general corporate purposes, including: the possible reduction of other short-term or long-term debt, spectrum purchases, and capital expenditures; in connection with acquisition, construction and development programs; for working capital; to provide additional investments in subsidiaries; or the repurchase of shares. The U.S. Cellular shelf registration statement permits U.S. Cellular to issue at any time and from time to time senior or subordinated debt securities in one or more offerings, up to the amount registered. The ability of U.S. Cellular to complete an offering pursuant to such shelf registration statement is subject to market conditions and other factors at the time.

In November 2015, U.S. Cellular issued $300 million of 7.25% Senior Notes due in 2064 for general corporate purposes including spectrum purchases, reducing the available amount on U.S. Cellular's shelf registration statement from $500 million to $200 million. U.S. Cellular has the authority to replenish this shelf registration statement back to $500 million.

U.S. Cellular believes that it was in compliance as of December 31, 2015 with all covenants and other requirements set forth in its long-term debt indentures. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

The long-term debt principal payments due for the next five years represent less than 4% of the total gross long-term debt obligation at December 31, 2015. Refer to Market Risk — Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to U.S. Cellular's Long-term debt.

U.S. Cellular, at its discretion, may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information on long-term financing.

Credit Rating

In certain circumstances, U.S. Cellular's interest cost on its revolving credit and term loan facilities may be subject to increase if its current credit ratings from nationally recognized credit rating agencies are lowered, and may be subject to decrease if the ratings are raised. U.S. Cellular's facilities do not cease to be available nor do the maturity dates accelerate solely as a result of a downgrade in credit rating. However, a downgrade U.S. Cellular's credit rating could adversely affect its ability to renew the facilities or obtain access to other credit facilities in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

U.S. Cellular is rated at sub-investment grade. U.S. Cellular's credit ratings as of December 31, 2015, and the dates such ratings were issued/re-affirmed were as follows:

Rating Agency	Rating	Outlook

Moody's (re-affirmed November 2015)	Ba1	—negative outlook
Standard & Poor's (re-affirmed November 2015)	BB	—stable outlook
Fitch Ratings (re-affirmed August 2015)	BB+	—stable outlook

Capital Requirements

The discussion below is intended to highlight some of the significant cash outlays expected during 2016 and beyond and to highlight the spending incurred in prior years for these items. This discussion does not include cash required to fund normal operations, and is not a comprehensive list of capital requirements. Significant cash requirements that are not routine or in the normal course of business could arise from time to time.

Capital Expenditures

U.S. Cellular makes substantial investments to acquire wireless licenses and properties and to construct and upgrade wireless telecommunications networks and facilities to remain competitive and as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities (such as 4G LTE technology) have required substantial investments in potentially revenue-enhancing and cost-reducing upgrades of U.S. Cellular's networks to remain competitive.

Capital expenditures (i.e., additions to property, plant and equipment and system development expenditures), which include the effects of accruals and capitalized interest, in 2015, 2014 and 2013 were as follows:

Capital Expenditures (Dollars in millions)

In 2015, U.S. Cellular completed its deployment of 4G LTE technology in certain markets.

U.S. Cellular's capital expenditures for 2016 are expected to be approximately $500 million. These expenditures are expected to be for the following general purposes:

▪

Expand and enhance network coverage, including construction of a new regional connectivity center and providing additional capacity to accommodate increased network usage, principally data usage, by current customers;

▪

Deploy VoLTE technology in certain markets;

▪

Expand and enhance the retail store network; and

▪

Develop and enhance office systems.

U.S. Cellular plans to finance its capital expenditures program for 2016 using primarily Cash flows from operating activities, existing cash balances, borrowings under its revolving credit agreement and/or other long-term debt.

Acquisitions, Divestitures and Exchanges

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on capital. In general, U.S. Cellular may not disclose such transactions until there is a definitive agreement. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to significant transactions. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum, including pursuant to FCC auctions. Cash payments for acquisitions of licenses were $285.8 million, $38.2 million and $16.5 million in 2015, 2014 and 2013, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cash received from divestitures in 2015, 2014 and 2013 were as follows:

Cash Payments Received from Divestitures (Dollars in millions)

U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those interests that are not strategic to its long-term success. As a result, U.S. Cellular may be engaged from time to time in negotiations relating to the acquisition, divestiture or exchange of companies, properties or wireless spectrum.

In February 2016, U.S. Cellular filed an application to participate as a forward auction bidder for 600 MHz broadcast television spectrum licenses in an FCC auction referred to as Auction 1000. Auction 1000 is expected to commence with the broadcaster initial commitment deadline on March 29, 2016. Forward auction bidding is likely to begin a couple of months later and could continue for three months or longer. See "Regulatory Matters — FCC Auction 1000." Prior to becoming a qualified bidder, U.S. Cellular must make an upfront payment, the size of which establishes its initial bidding eligibility. If U.S. Cellular is a winning bidder in the auction, it may be required to make additional payments to the FCC that may be substantial. In such event, U.S. Cellular plans to finance such payments from its existing cash balances, borrowings under its revolving credit agreement and/or additional long-term debt.

Due to the FCC's anti-collusion rules, U.S. Cellular may not disclose any details relating to its participation or information about whether or not it is a winning bidder unless and until it is announced as a winning bidder by the FCC.

Due to changes in FCC rules, U.S. Cellular will not be participating in Auction 1000 through a limited partnership that is a "designated entity" which qualifies for a discount of 25% on any licenses won in the auction, as U.S. Cellular has done in prior auctions. Instead, U.S. Cellular will be participating in the auction directly and will not qualify for any discount on licenses that may be won in the auction.

To the extent that existing competitors or new entrants acquire low-band (600 MHz) spectrum in U.S. Cellular markets in Auction 1000, U.S. Cellular could face increased competition over time from competitors that hold more efficient and superior low-band spectrum, which would have an adverse effect on U.S. Cellular's wireless competitive position.

In January 2016, U.S. Cellular entered into an agreement to purchase a 700 MHz A Block license for $36.0 million. In February 2016, U.S. Cellular entered into multiple agreements with third parties that provide for the transfer of certain AWS and PCS spectrum licenses and approximately $30 million in cash to U.S. Cellular, in exchange for U.S. Cellular transferring certain AWS, PCS and 700 MHz licenses to the third parties.

Variable Interest Entities

U.S. Cellular consolidates certain entities because they are "variable interest entities" under GAAP. See Note 13 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information related to these variable interest entities. U.S. Cellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Common Share Repurchase Program

In 2009, the Board of Directors of U.S. Cellular authorized the repurchase from time to time of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. As of December 31, 2015, there were 4,755,298 U.S. Cellular Common Shares available for purchase under this program, which increased by 1,300,000 Common Shares on January 1, 2016. This authorization does not have an expiration date.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

There were limited U.S. Cellular share repurchases in 2015. Depending on its future financial performance, construction, development or acquisition programs, and available sources of financing, U.S. Cellular may not have sufficient liquidity or capital resources to make significant share repurchases. Therefore, there is no assurance that U.S. Cellular will make any significant amount of share repurchases in the future.

For additional information related to the current repurchase authorization and repurchases made during 2015, 2014 and 2013, see Note 15 — Common Shareholders' Equity in the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

U.S. Cellular had no transactions, agreements or other contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by SEC rules, that had or are reasonably likely to have a material current or future effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL AND OTHER OBLIGATIONS

At December 31, 2015, the resources required for contractual obligations were as follows:

		Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years

(Dollars in millions)
Long-term debt obligations[1]	$1,686.3	$11.3	$22.6	$22.6	$1,629.8
Interest payments on long-term debt obligations	3,798.7	109.1	218.2	218.2	3,253.2
Operating leases[2]	1,203.5	142.0	228.9	160.9	671.7
Capital leases	3.8	0.2	0.5	0.6	2.5
Purchase obligations[3]	1,087.1	562.7	336.9	132.9	54.6

	$7,779.4	$825.3	$807.1	$535.2	$5,611.8

1
Includes current and long-term portions of debt obligations. The total long-term debt obligation differs from Long-term debt, net in the Consolidated Balance Sheet due to capital leases, debt issuance costs and the unamortized discount related to U.S. Cellular's 6.7% Senior Notes. See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information.

2
Includes future lease costs related to office space, retail sites, cell sites and equipment. See Note 12 — Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

3
Includes obligations payable under non-cancellable contracts, commitments for network facilities and transport services, agreements for software licensing, long-term marketing programs, and agreements with Apple to purchase certain minimum quantities of Apple iPhone products and fund marketing programs related to the Apple iPhone and iPad products.

The table above excludes liabilities related to "unrecognized tax benefits" as defined by GAAP because U.S. Cellular is unable to predict the period of settlement of such liabilities. Such unrecognized tax benefits were $38.5 million at December 31, 2015. See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

See Note 12 — Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

CONSOLIDATED CASH FLOWS

U.S. Cellular operates a capital- and marketing-intensive business. U.S. Cellular utilizes cash on hand, cash from operating activities, cash proceeds from divestitures and disposition of investments, short-term credit facilities and long-term debt financing to fund its acquisitions (including licenses), construction costs, operating expenses and share repurchases. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions and divestitures, capital expenditures and other factors. The following discussion summarizes U.S. Cellular's cash flow activities in 2015, 2014 and 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2015 Commentary

Cash Flows from Operating Activities

Cash flows from operating activities were $555.1 million in 2015. An increase in cash flows from operating activities was due primarily to improved net income and working capital factors. In 2015, increased receivables related to equipment installment plans decreased cash flows from operating activities. In the near term and as the popularity of equipment installment plans increases, U.S. Cellular expects this trend to continue.

In December 2015, as part of the Protecting Americans from Tax Hikes Act of 2015, bonus depreciation was enacted which allowed U.S. Cellular to accelerate deductions for depreciation, resulting in an overpayment of estimated tax amounts paid during 2015. Primarily as a result of this overpayment, U.S. Cellular has recorded $34.3 million of Income taxes receivable at December 31, 2015. U.S. Cellular paid income taxes, net of refunds, of $59.2 million in 2015.

Future cash flows from operating activities may be impacted by distributions from investments in unconsolidated entities. Distributions from unconsolidated entities in 2015, 2014 and 2013 were $60.0 million, $112.3 million and $125.7 million, respectively. U.S. Cellular holds a 5.5% ownership interest in the LA Partnership. In 2014 and 2013, U.S. Cellular received cash distributions of $60.5 million and $71.5 million, respectively, from the LA Partnership. U.S. Cellular did not receive any cash distributions in 2015 from the LA Partnership as U.S. Cellular was informed by the general partner that, in connection with the acquisition of a spectrum license covering the LA Partnership's market in FCC Auction 97, the LA Partnership would not make a cash distribution in 2015. This spectrum license will enhance the value of U.S. Cellular's interest in the LA Partnership. Notwithstanding the lack of a cash distribution in 2015, U.S. Cellular will be obligated to make tax payments on its share of any taxable income reported by the LA Partnership in 2015 and beyond. The amount of future cash distributions from the LA Partnership are uncertain, and could be impacted by future spectrum purchases by the LA Partnership.

Cash Flows from Investing Activities

Cash flows used for investing activities were $548.7 million in 2015. U.S. Cellular makes substantial investments to acquire wireless licenses and properties and to construct and upgrade wireless telecommunications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue-enhancing and cost-reducing upgrades to U.S. Cellular's networks. Cash used for additions to property, plant and equipment totaled $580.6 million in 2015.

During 2015, a $278.3 million payment was made by Advantage Spectrum L.P. to the FCC for licenses for which it was the provisional winning bidder. See Note 6 — Acquisitions, Divestitures and Exchanges and Note 13 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information.

Cash Flows from Financing Activities

Cash flows from financing activities were $497.4 million in 2015. In July 2015, U.S. Cellular borrowed $225 million on its Term Loan. In November 2015, U.S. Cellular issued $300 million of 7.25% Senior Notes due 2064.

2014 Commentary

Cash Flows from Operating Activities

Cash flows from operating activities were $172.3 million in 2014. Working capital factors which significantly decreased cash flows from operating activities included changes in accounts payable levels as a result of timing differences related to operating expenses and device purchases. In 2014, increased receivables related to equipment installment plans decreased cash flows from operating activities.

In December 2014, as part of the Tax Increase Prevention Act of 2014, bonus depreciation was enacted which allowed U.S. Cellular to accelerate deductions for depreciation resulting in a federal taxable loss in 2014. Primarily as a result of this federal income tax carryback, U.S. Cellular recorded $74.8 million of Income taxes receivable at December 31, 2014. U.S. Cellular paid income taxes, net of refunds, of $33.3 million in 2014.

Cash Flows from Investing Activities

Cash flows used for investing activities were $470.8 million in 2014. Cash used for additions to property, plant and equipment totaled $605.1 million in 2014. Cash received from divestitures in 2014 was $179.8 million which includes $91.8 million related to licenses and $71.1 million related to the Divestiture Transaction. See Note 6 — Acquisitions,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these divestitures. U.S. Cellular realized cash proceeds of $50.0 million in 2014 related to the maturities of its investments in U.S. Treasury Notes and corporate notes. In 2014, cash used for investing activities includes a $60.0 million deposit made by Advantage Spectrum, L.P., a variable interest entity consolidated by U.S. Cellular, to the FCC for its participation in Auction 97. See Note 13 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information.

Cash Flows from Financing Activities

Cash flows from financing activities were $167.9 million in 2014. In December 2014, U.S. Cellular issued $275 million of 7.25% Senior Notes due 2063.

In September 2014, U.S. Cellular purchased licenses from Airadigm Communications, Inc. ("Airadigm"). TDS owns 100% of the common stock of Airadigm. Upon closing, Airadigm transferred to U.S. Cellular FCC spectrum licenses and certain tower assets in certain markets in Wisconsin, Iowa, Minnesota and Michigan, in consideration for $91.5 million in cash. Since both parties to this transaction are controlled by TDS, U.S. Cellular recorded the transferred assets at Airadigm's net book value of $15.2 million. The $76.3 million difference between the consideration paid and the net book value of the transferred assets was recorded as an Acquisition of assets in common control transaction cash outflow from financing activities. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to this transaction.

2013 Commentary

Cash Flows from Operating Activities

Cash flows from operating activities were $290.9 million in 2013. In 2013, accounts receivable grew substantially due to issues resulting from the conversion to a new billing system. U.S. Cellular paid income taxes, net of refunds, of $157.8 million in 2013.

Cash Flows from Investing Activities

Cash flows from investing activities were $172.7 million in 2013. Cash used for additions to property, plant and equipment totaled $717.9 million in 2013. Cash received from divestitures in 2013 was $811.1 million which includes $490.6 million related to the Divestiture Transaction and $312.0 million related to FCC licenses. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these divestitures. U.S. Cellular realized cash proceeds of $100.0 million in 2013 related to the maturities of its investments in U.S. Treasury Notes and corporate notes.

Cash Flows from Financing Activities

Cash flows used for financing activities were $499.9 million in 2013. In June 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. U.S. Cellular did not pay any dividends in 2015 or 2014.

CONSOLIDATED BALANCE SHEET ANALYSIS

The following discussion addresses certain captions in the consolidated balance sheet and changes therein. This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes. Changes in financial condition during 2015 are as follows:

Cash and cash equivalents

Cash and cash equivalents increased $503.9 million driven primarily by proceeds received from the issuance of $300 million 7.25% Senior Notes and the $225 million draw on the Term Loan. Cash flow from operating activities less cash used for additions to property, plant and equipment yielded a net cash reduction of $25.5 million. Cash received from divestitures also exceeded Cash paid for acquisitions and licenses by $30.9 million.

Accounts receivable, net

Accounts receivable, net increased $115.3 million primarily as a result of a $136.7 million increase attributable to equipment installment plans. U.S. Cellular implemented equipment installment plans on a broad basis in 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Inventory, net

Inventory, net decreased $117.8 million due primarily to selling inventory on hand at December 31, 2014 and better management of purchasing and overall inventory levels based upon anticipated demand and promotional activities.

Net deferred income tax asset

Net deferred income tax asset decreased $93.1 million as a result of the early adoption of ASU 2015-17 as of December 31, 2015. The previously identified Net current deferred tax asset is now grouped with non-current deferred income tax liability in accordance with ASU 2015-17. See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for more information on ASU 2015-17.

Assets held for sale

Assets held for sale decreased $107.1 million due to the closing of the Tower Sale ($50.2 million) and two license exchanges ($56.8 million). No assets were held for sale as of December 31, 2015. For more information on the Tower Sale, see Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements.

Licenses

Licenses increased $390.8 million due primarily to an aggregate winning bid of $338.3 million in FCC Auction 97 by Advantage Spectrum and other license purchases and exchanges resulting in a net increase of $51.0 million. Auction 97 licenses won by Advantage Spectrum have not yet been granted. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for more information about these transactions.

Long-term debt, net

Long-term debt, net increased $501.6 million due primarily to the $300 million 7.25% Senior Notes issued in November 2015 and $225 million Term Loan draw in July 2015. See Note 11 — Debt for additional information.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

U.S. Cellular prepares its consolidated financial statements in accordance with GAAP. U.S. Cellular's significant accounting policies are discussed in detail in Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements.

Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of U.S. Cellular's consolidated financial statements. Management has discussed the development and selection of each of the following accounting policies and related estimates and disclosures with the Audit Committee of U.S. Cellular's Board of Directors.

Intangible Asset Impairment

Licenses and Goodwill represent a significant component of U.S. Cellular's consolidated assets. These assets are considered to be indefinite lived assets and are therefore not amortized but tested annually for impairment. U.S. Cellular performs annual impairment testing of Licenses and Goodwill as of November 1 of each year or more frequently if triggering events are present. Significant negative events, such as changes in any of the assumptions described below as well as decreases in forecasted cash flows, could result in an impairment in future periods.

See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for information related to Licenses and Goodwill activity in 2015 and 2014.

Wireless Licenses

Prior to the fourth quarter of 2015, U.S. Cellular separated its FCC licenses into eleven units of accounting based on geographic service areas. The eleven units of accounting consisted of four geographic units of accounting for developed operating market licenses ("built licenses") and seven geographic non-operating market licenses ("unbuilt licenses"). As part of the current year annual impairment evaluation, U.S. Cellular evaluated the aggregation criteria based on how such licenses are deployed and provide value in U.S. Cellular's operations, and current industry and market factors. It was determined that the built licenses should be aggregated into one unit of accounting. The unbuilt licenses continued to be separated into seven geographic units of accounting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of November 1, 2015, U.S. Cellular performed a qualitative impairment assessment to determine whether it was more likely than not that the fair value of the licenses exceeded their carrying value. Given the change in the reporting units for built licenses, the qualitative assessment was performed for the following units of accounting: historical four units of accounting for built licenses, newly defined one unit of accounting for built licenses, and seven unbuilt licenses. As part of the assessment, U.S. Cellular considered several qualitative factors, including analysts' estimates of license values, recent spectrum auction results, recent U.S. Cellular transactions and other industry and market factors. Based on this assessment, U.S. Cellular concluded that it was more likely than not that the fair value of the licenses in each unit of accounting exceeded the respective carrying values. Therefore, no impairment of licenses existed and no Step 1 impairment evaluation was completed.

Goodwill

U.S. Cellular has recorded Goodwill as a result of the acquisition of wireless companies. Prior to the fourth quarter of 2015, U.S. Cellular was comprised of four reporting units based on geographic service areas. Due to the evolution of the business and the extent to which U.S. Cellular has similar customers, products and services, and operations across all geographic regions, and also operates one interdependent network, U.S. Cellular determined that it had one reporting unit as of November 1, 2015. The change in reporting units required U.S. Cellular to perform an impairment test for both the previous four reporting units and one new reporting unit as of November 1, 2015. The newly defined one reporting unit hereafter is referred to as U.S. Cellular.

Based on the results of the annual Goodwill impairment assessment performed as of November 1, 2015, the fair value of each of the historical four and U.S. Cellular reporting units exceeded their respective carrying values. Therefore, no impairment of Goodwill existed.

A discounted cash flow approach was used to value each reporting unit, using value drivers and risks specific to the industry and current economic factors. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions. However, the discount rate used in the analysis accounts for any additional risk a market participant might place on integrating U.S. Cellular into its operations at the level of cash flows assumed under this approach. The most significant assumptions made in this process were the revenue growth rate (shown as a compound annual growth rate in the table below), the terminal revenue growth rate and the discount rate. There are uncertainties associated with these key assumptions and potential events and/or circumstances that could have a negative effect on these key assumptions described below.

Key Assumptions	As of November 1, 2015

Revenue growth rate[1]	2.3%
Terminal revenue growth rate[1]	2.0%
Discount rate[2]	9.5%

1
There are risks that could negatively impact the projected revenue growth rates, including, but not limited to: the success of new and existing products/services, competition, operational difficulties and customer churn.

2
The discount rate of each reporting unit was computed by calculating the weighted average cost of capital of market participants with businesses reasonably comparable to U.S. Cellular. The discount rate is dependent upon the cost of capital of other industry market participants and the company specific risk. To the extent that the weighted average cost of capital of industry participants increases or U.S. Cellular's risk in relation to its peers increases, this would decrease the estimated fair value of the reporting units. The weighted average cost of capital may increase if borrowing costs rise, market participants weight more of their capital structure towards equity vs. debt, or other elements affecting the estimated cost of equity increase.

Provided all other assumptions remained the same, for the historical four reporting units, the discount rate would have to increase to a range of 9.7% to 11.0% to yield an estimated fair value of reporting units that equal their respective carrying values at November 1, 2015. Further, assuming all other assumptions remained the same, for the historical four reporting units, the terminal growth rate assumptions would need to decrease to amounts ranging from negative 1.5% to positive 1.6% to yield an estimated fair value equal to the carrying values of the respective reporting unit at November 1, 2015.

Provided all other assumptions remained the same, for the U.S. Cellular reporting unit, the discount rate would have to increase to 10.4% to yield an estimated fair value of the reporting unit that equals its carrying value at November 1, 2015. Further, assuming all other assumptions remained the same, for the U.S. Cellular reporting unit, the terminal growth rate assumption would need to decrease to negative 0.1% to yield an estimated fair value equal to the carrying value of the reporting unit at November 1, 2015.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Goodwill balance of U.S. Cellular and of each prior reporting unit as of November 1, 2015 and the percentage by which the estimated fair value of the corresponding reporting units exceeded the carrying values, as a percentage of carrying value, was as follows:

Reporting Unit	Goodwill balance	Excess of estimated Fair Value over Carrying Value

(Dollars in thousands)
Prior Reporting Units:
Central Region	$256,786	21.2%
Mid-Atlantic Region	$89,434	5.0%
New England Region	$7,084	28.6%
Northwest Region	$16,292	41.2%
New Single Reporting Unit:
U.S. Cellular	$369,596	19.8%

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income tax and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement between TDS and U.S. Cellular, U.S. Cellular remits its applicable income tax payments to TDS.

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to U.S. Cellular's financial condition and results of operations.

The preparation of the consolidated financial statements requires U.S. Cellular to calculate a provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes. These temporary differences result in deferred income tax assets and liabilities, which are included in U.S. Cellular's Consolidated Balance Sheet. U.S. Cellular must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

U.S. Cellular recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on management's judgment as to the possible outcome that has a greater than 50% cumulative likelihood of being realized upon ultimate resolution.

See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular's income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Equipment Installment Plans

U.S. Cellular offers customers, through its owned and agent distribution channels, the option to purchase certain devices under installment contracts over a specified time period and, under certain of these plans, offers the customer a trade-in right. Customers on an installment contract who elect to trade-in the device will receive a credit in the amount of the outstanding balance of the installment contract, provided the customer trades-in an eligible used device in good working condition and purchases a new device from U.S. Cellular. Equipment revenue under these contracts is recognized at the time the device is delivered to the end-user customer for the selling price of the device, net of any deferred imputed interest and the value of the trade-in right, if applicable.

Trade-In Right

U.S. Cellular values the trade-in right as a guarantee liability. This liability is initially measured at fair value and is determined based on assumptions including the probability and timing of the customer upgrading to a new device and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the estimated fair value of the used device eligible for trade-in. U.S. Cellular reevaluates its estimate of the guarantee liability at each reporting date. A significant change in any of the aforementioned assumptions used to compute the guarantee liability would impact the amount of revenue recognized under these plans and the timing thereof. In 2015 and 2014, U.S. Cellular assumed the earliest contractual time of trade-in, or the minimum amount of payments as specified in the device installment contract, for all customers on installment contracts with trade-in rights.

When a customer exercises the trade-in option, the difference between the outstanding receivable balance forgiven and the fair value of the used device is recorded as a reduction to the guarantee liability. If the customer does not exercise the trade-in option at the time he or she is eligible, U.S. Cellular begins amortizing the liability and records this amortization as additional operating revenue.

Interest

U.S. Cellular equipment installment plans do not provide for explicit interest charges. For equipment installment plans with a duration of greater than twelve months, U.S. Cellular imputes interest using a market rate and recognizes such interest income over the duration of the plan as a component of Interest and dividend income. Changes in the imputed interest rate would impact the amount of revenue recognized under these plans.

Allowance for doubtful accounts

U.S. Cellular maintains an allowance for doubtful accounts for estimated losses that result from the failure of its customers to make payments due under the equipment installment plans. The allowance is estimated based on historical experience, account aging and other factors that could affect collectability. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. To the extent that actual loss experience differs significantly from historical trends, the required allowance amounts could differ from the original estimates.

OTHER ITEMS

Inflation

Management believes that inflation affects U.S. Cellular's business to no greater or lesser extent than the general economy.

Seasonality

U.S. Cellular's profitability historically has been lower in the fourth quarter as a result of significant marketing and promotional activity during the holiday season.

Recently Issued Accounting Pronouncements

See Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on recently issued accounting pronouncements.

Certain Relationships and Related Transactions

See Note 18 — Certain Relationships and Related Transactions in the Notes to Consolidated Financial Statements.

REGULATORY MATTERS

FCC Net Neutrality Order

In February 2015, the FCC adopted an Open Internet Order relating to new net neutrality rules. The rules became effective in June 2015. The order reclassified high-speed, or broadband, internet access service as a "telecommunication service," making it subject to common carrier regulation under Title II of the Communications Act of 1934. The order applies equally to fixed and wireless broadband internet service providers and thus applies to internet broadband services provided by telephone, cable and wireless providers.

The rules prohibit (i) blocking (broadband providers may not block access to legal content, applications, services, or non-harmful devices); (ii) throttling (broadband providers may not impair or degrade lawful Internet traffic on the basis of content, applications, services, or non-harmful devices); and (iii) paid prioritization (broadband providers may not favor some lawful internet traffic over other lawful traffic in exchange for consideration, i.e., internet "fast lanes" are prohibited). Also, internet service providers may not prioritize content and services of their affiliates. In addition, the FCC has now

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

asserted jurisdiction over internet traffic exchange, so interconnection arrangements will now be subject to a statutory requirement that all charges, practices, classifications, and regulations for and related to interconnection must be just and reasonable. The rules also include a general conduct standard that will be applied on a case-by-case basis to address questionable practices as they occur that unreasonably interfere with or unreasonably disadvantage lawful content, applications, services, or devices to be used by end users (individuals or entities that use a broadband internet access service), or made available by edge providers (individuals or entities that provide any content, application, or service over the internet, and any individual or entity that provides a device used for accessing any content, application, or service over the internet). Although broadband internet access providers will be allowed to engage in reasonable network management practices, it is uncertain what practices will be permitted by the FCC. The order also expands the FCC's current internet transparency rules.

All of these requirements will be subject to FCC enforcement and potential third-party claims for damages or equitable relief. Under Title II, the FCC will have broad regulatory authority over internet services and internet service providers. Although the FCC indicated that it will forbear from a number of utility-style regulations, such as rate regulation, tariffs, and unbundling requirements, the FCC could decide to apply such regulations and requirements in the future. Also, it is uncertain if internet services may be subject to the Federal USF contributions or taxation in the future as a result of the reclassification under Title II. Lawsuits have been filed challenging the net neutrality rules and the FCC's decision to reclassify broadband internet access service under Title II. U.S. Cellular cannot predict the outcome of these proceedings or the impact on its business.

Changes to FCC's Designated Entity Rules

U.S. Cellular participated in certain prior FCC spectrum auctions through limited partnerships that qualified as "designated entities" under FCC rules and, as such, were eligible for bid credit discounts of 25% with respect to licenses won in the auctions. TDS participated in Auction 97 indirectly through its interest in Advantage Spectrum. Advantage Spectrum applied as a "designated entity" and expects to receive bid credits resulting in a 25% discount with respect to spectrum purchased in Auction 97. In July 2015, the FCC adopted a Report and Order that amended the FCC's designated entity rules. The amended rules include caps on bid credits that designated entities may receive in future auctions and modify the attribution rules. The amended rules also restrict certain joint bidding agreements but permit certain other arrangements involving more than one party. The FCC also has adopted a rule which would enable the FCC to recoup some or all of the bidding credits granted to any designated entity, on a license by license basis, which allowed a 10 percent or greater non-controlling interest holder in the designated entity to use 25 percent or more of its spectrum capacity during the first five years of the license term. Additionally, the amended rules make certain other changes to the FCC's competitive bidding rules.

Due to the changes in FCC rules, U.S. Cellular will not be participating in Auction 1000 (discussed below) through a limited partnership that is a "designated entity" which qualifies for a discount of 25% on any licenses won in the auction, as U.S. Cellular has done in prior auctions. Instead, U.S. Cellular will be participating in the auction directly and will not qualify for any discount on licenses that may be won in the auction.

FCC Auction 1000

The FCC has scheduled an auction of 600 MHz spectrum licenses, referred to as Auction 1000. Auction 1000 involves: (1) a "reverse auction" in which broadcast television licensees submit bids to voluntarily relinquish spectrum usage rights in exchange for payments; (2) a "repacking" of the broadcast television bands in order to free up certain broadcast spectrum for other uses; and (3) a "forward auction" of licenses for spectrum cleared through this process to be used for wireless communications. Interested broadcasters filed their applications by January 12, 2016 and forward auction bidders, including U.S. Cellular, filed applications prior to February 10, 2016. U.S. Cellular evaluates opportunities to acquire additional spectrum in FCC auctions and thus plans to participate in the forward auction. Auction 1000 is expected to commence with the broadcaster initial commitment deadline on March 29, 2016. Forward auction bidding is likely to begin a couple of months later, and could continue for three months or longer. The FCC anti-collusion rules place certain restrictions on public disclosures and business communications with other companies relating to U.S. Cellular's participation until the down payment deadline for Auction 1000, which will be ten business days after release of the FCC's Channel Reassignment Public Notice, following the end of the forward auction. These anti-collusion rules, which could last six months or more from February 10, 2016, may restrict the conduct of certain U.S. Cellular activities with other applicants in Auction 1000 as well as with nationwide providers of wireless services which are not applicants in Auction 1000. The restrictions could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute and represent "forward-looking statements" as this term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following risks:

▪
Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular's revenues or increase its costs to compete.

▪
A failure by U.S. Cellular to successfully execute its business strategy (including planned acquisitions, divestitures and exchanges) or allocate resources or capital could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

▪
Uncertainty in U.S. Cellular's future cash flow and liquidity or in the ability to access capital, deterioration in the capital markets, other changes in U.S. Cellular's performance or market conditions, changes in U.S. Cellular's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development or acquisition programs, reduce the acquisition of spectrum licenses, and/or reduce or cease share repurchases.

▪
U.S. Cellular has a significant amount of indebtedness which could adversely affect its financial performance and in turn adversely affect its ability to make payments on its indebtedness, comply with terms of debt covenants and incur additional debt.

▪
Changes in roaming practices or other factors could cause U.S. Cellular's roaming revenues to decline from current levels, roaming expenses to increase from current levels and/or impact U.S. Cellular's ability to service its customers in geographic areas where U.S. Cellular does not have its own network, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

▪
A failure by U.S. Cellular to obtain access to adequate radio spectrum to meet current or anticipated future needs and/or to accurately predict future needs for radio spectrum could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

▪
To the extent conducted by the FCC, U.S. Cellular may participate in FCC auctions of additional spectrum in the future directly or indirectly and, during certain periods, will be subject to the FCC's anti-collusion rules, which could have an adverse effect on U.S. Cellular.

▪
Changes in the regulatory environment or a failure by U.S. Cellular to timely or fully comply with any applicable regulatory requirements could adversely affect U.S. Cellular's business, financial condition or results of operations.

▪
An inability to attract people of outstanding potential, to develop their potential through education and assignments, and to retain them by keeping them engaged, challenged and properly rewarded could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

▪
U.S. Cellular's assets are concentrated in the U.S. wireless telecommunications industry. Consequently, its operating results may fluctuate based on factors related primarily to conditions in this industry.

▪
U.S. Cellular's smaller scale relative to larger competitors that may have much greater financial and other resources than U.S. Cellular could cause U.S. Cellular to be unable to compete successfully, which could adversely affect its business, financial condition or results of operations.

▪
Changes in various business factors, including changes in demand, customer preferences and perceptions, price competition, churn from customer switching activity and other factors, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
▪
Advances or changes in technology could render certain technologies used by U.S. Cellular obsolete, could put U.S. Cellular at a competitive disadvantage, could reduce U.S. Cellular's revenues or could increase its costs of doing business.

▪
Complexities associated with deploying new technologies present substantial risk and U.S. Cellular investments in unproven technologies may not produce the benefits that U.S. Cellular expects.

▪
U.S. Cellular receives regulatory support and is subject to numerous surcharges and fees from federal, state and local governments, and the applicability and the amount of the support and fees are subject to great uncertainty.

▪
Performance under device purchase agreements could have a material adverse impact on U.S. Cellular's business, financial condition or results of operations.

▪
Changes in U.S. Cellular's enterprise value, changes in the market supply or demand for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of its licenses, goodwill and/or physical assets.

▪
Costs, integration problems or other factors associated with acquisitions, divestitures or exchanges of properties or licenses and/or expansion of U.S. Cellular's business could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

▪
U.S. Cellular offers customers the option to purchase certain devices under installment contracts which, compared to fixed-term service contracts, includes risks that U.S. Cellular may possibly incur greater churn, lower cash flows, increased costs and/or increased bad debts expense due to differences in contract terms, which could have an adverse impact on U.S. Cellular's financial condition or results of operations.

▪
A failure by U.S. Cellular to complete significant network construction and systems implementation activities as part of its plans to improve the quality, coverage, capabilities and capacity of its network, support and other systems and infrastructure could have an adverse effect on its operations.

▪
Difficulties involving third parties with which U.S. Cellular does business, including changes in U.S. Cellular's relationships with or financial or operational difficulties of key suppliers or independent agents and third party national retailers who market U.S. Cellular's services, could adversely affect U.S. Cellular's business, financial condition or results of operations.

▪
U.S. Cellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on U.S. Cellular's financial condition or results of operations.

▪
A failure by U.S. Cellular to maintain flexible and capable telecommunication networks or information technology, or a material disruption thereof, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

▪
U.S. Cellular has experienced and, in the future, expects to experience cyber-attacks or other breaches of network or information technology security of varying degrees on a regular basis, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

▪
The market price of U.S. Cellular's Common Shares is subject to fluctuations due to a variety of factors.

▪
Changes in facts or circumstances, including new or additional information, could require U.S. Cellular to record charges in excess of amounts accrued in the financial statements, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

▪
Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events could, among other things, impede U.S. Cellular's access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

▪
Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
▪
The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from wireless devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

▪
Claims of infringement of intellectual property and proprietary rights of others, primarily involving patent infringement claims, could prevent U.S. Cellular from using necessary technology to provide products or services or subject U.S. Cellular to expensive intellectual property litigation or monetary penalties, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

▪
There are potential conflicts of interests between TDS and U.S. Cellular.

▪
Certain matters, such as control by TDS and provisions in the U.S. Cellular Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of U.S. Cellular.

▪
Any of the foregoing events or other events could cause revenues, earnings, capital expenditures and/or any other financial or statistical information to vary from U.S. Cellular's forward-looking estimates by a material amount.

See "Risk Factors" in U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2015 for a further discussion of these risks. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MARKET RISK

Long-Term Debt

As of December 31, 2015, the majority of U.S. Cellular's long-term debt was in the form of fixed-rate notes with maturities ranging up to 49 years. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.

The following chart presents the scheduled principal payments on long-term debt by maturity dates at December 31, 2015:

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2015:

	Principal Payments Due by Period

	Long-Term Debt Obligations[1]	Weighted-Avg. Interest Rates on Long-Term Debt Obligations[2]

(Dollars in millions)
2016	$11.3	3.2%
2017	11.3	3.2%
2018	11.3	3.2%
2019	11.4	3.2%
2020	11.4	3.3%
After 5 years	1,631.5	6.6%

Total	$1,688.2	6.5%

1
The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to unamortized debt issuance costs on all non-revolving debt instruments and the unamortized discount related to the 6.7% Senior Notes. See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information.

2
Represents the weighted average interest rates at December 31, 2015 for debt maturing in the respective periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fair Value of Long-Term Debt

At December 31, 2015 and 2014, the estimated fair value of long-term debt obligations, excluding capital lease obligations and the current portion of such long-term debt, was $1,643.9 million and $1,122.1 million, respectively. See Note 2 — Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information.

Other Market Risk Sensitive Instruments

The substantial majority of U.S. Cellular's other market risk sensitive instruments (as defined in item 305 of SEC Regulation S-K) are short-term, including Cash and cash equivalents. Accordingly, U.S. Cellular believes that a significant change in interest rates would not have a material effect on such other market risk sensitive instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUPPLEMENTAL INFORMATION

U.S. Cellular sometimes uses information derived from consolidated financial information but not presented in its financial statements prepared in accordance with U.S. GAAP to evaluate the performance of its business. Certain of these measures are considered "non-GAAP financial measures" under U.S. Securities and Exchange Commission Rules. Specifically, U.S. Cellular has referred to the following measures in this Form 10-K Report:

▪
Adjusted EBITDA

▪
Operating Cash Flow

▪
Free Cash Flow

▪
Adjusted Free Cash Flow

Below is a reconciliation of each of these measures:

Adjusted EBITDA and Operating Cash Flow

Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization and accretion), is defined as net income adjusted for the items set forth in the reconciliation. Operating cash flow is defined as net income adjusted for the items set forth in the reconciliation. Adjusted EBITDA and Operating cash flow exclude these items in order to show operating results on a more comparable basis from period to period. From time to time, U.S. Cellular may exclude other items from Adjusted EBITDA and/or Operating cash flow if such items help reflect operating results on a more comparable basis. U.S. Cellular does not intend to imply that any such items that are excluded are non-recurring, infrequent or unusual; such items may occur in the future. Adjusted EBITDA and Operating cash flow are not measures of financial performance under GAAP and should not be considered as alternatives to net income as indicators of the company's operating performance or as alternatives to cash flows from operating activities, determined in accordance with GAAP, as indicators of cash flows or as measures of liquidity. U.S. Cellular believes Adjusted EBITDA and Operating cash flow are useful measures of U.S. Cellular's operating results before significant recurring non-cash charges, gains and losses, and other items as indicated below.

	2015	2014	2013

(Dollars in thousands)
Net income (loss) (GAAP)	$247,295	$(46,922)	$144,522
Add back:
Income tax expense (benefit)	156,334	(11,782)	113,134
Interest expense	86,194	57,386	43,963
Depreciation, amortization and accretion	606,455	605,997	803,781

EBITDA	1,096,278	604,679	1,105,400
Add back:
(Gain) loss on sale of business and other exit costs, net	(113,555)	(32,830)	(246,767)
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)
(Gain) loss on asset disposals, net	16,313	21,469	30,606
(Gain) loss on investments	–	–	(18,556)

Adjusted EBITDA	852,152	480,325	615,204
Deduct:
Equity in earnings of unconsolidated entities	140,083	129,764	131,949
Interest and dividend income	36,332	12,148	3,961
Other, net	466	160	288

Operating cash flow	675,271	338,253	479,006
Deduct:
Depreciation, amortization and accretion	606,455	605,997	803,781
(Gain) loss on sale of business and other exit costs, net	(113,555)	(32,830)	(246,767)
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)
(Gain) loss on asset disposals, net	16,313	21,469	30,606

Operating income (loss) (GAAP)	$312,942	$(143,390)	$146,865

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Free Cash Flow and Adjusted Free Cash Flow

The following table presents Free cash flow and Adjusted free cash flow. Free cash flow is defined as Cash flows from operating activities less Cash used for additions to property, plant and equipment. Adjusted free cash flow is defined as Cash flows from operating activities (which includes cash outflows related to the Sprint decommissioning), as adjusted for cash proceeds from the Sprint Cost Reimbursement (which are included in Cash flows from investing activities in the Consolidated Statement of Cash Flows), less Cash used for additions to property, plant and equipment. Free cash flow and Adjusted free cash flow are non-GAAP financial measures which U.S. Cellular believes may be useful to investors and other users of its financial information in evaluating the amount of cash generated by business operations (including cash proceeds from the Sprint Cost Reimbursement), after Cash used for additions to property, plant and equipment.

	2015	2014	2013

(Dollars in thousands)
Cash flows from operating activities	$555,114	$172,342	$290,897
Less: Cash used for additions to property, plant and equipment	580,593	605,083	717,862

Free cash flow	$(25,479)	$(432,741)	$(426,965)
Add: Sprint Cost Reimbursement[1]	29,974	71,097	10,560

Adjusted free cash flow	$4,495	$(361,644)	$(416,405)

1
See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to the Sprint Cost Reimbursement.

UNITED STATES CELLULAR CORPORATION CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31,	2015	2014	2013

(Dollars and shares in thousands, except per share amounts)
Operating revenues
Service	$3,350,431	$3,397,937	$3,594,773
Equipment sales	646,422	494,810	324,063

Total operating revenues	3,996,853	3,892,747	3,918,836

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	775,042	769,911	763,435
Cost of equipment sold	1,052,810	1,192,669	999,000
Selling, general and administrative (including charges from affiliates of $96.2 million, $91.1 million and $99.2 million in 2015, 2014 and 2013)	1,493,730	1,591,914	1,677,395
Depreciation, amortization and accretion	606,455	605,997	803,781
(Gain) loss on asset disposals, net	16,313	21,469	30,606
(Gain) loss on sale of business and other exit costs, net	(113,555)	(32,830)	(246,767)
(Gain) loss on license sales and exchanges, net	(146,884)	(112,993)	(255,479)

Total operating expenses	3,683,911	4,036,137	3,771,971

Operating income (loss)	312,942	(143,390)	146,865
Investment and other income (expense)
Equity in earnings of unconsolidated entities	140,083	129,764	131,949
Interest and dividend income	36,332	12,148	3,961
Gain (loss) on investments	–	–	18,556
Interest expense	(86,194)	(57,386)	(43,963)
Other, net	466	160	288

Total investment and other income	90,687	84,686	110,791

Income (loss) before income taxes	403,629	(58,704)	257,656
Income tax expense (benefit)	156,334	(11,782)	113,134

Net income (loss)	247,295	(46,922)	144,522
Less: Net income (loss) attributable to noncontrolling interests, net of tax	5,948	(4,110)	4,484

Net income (loss) attributable to U.S. Cellular shareholders	$241,347	$(42,812)	$140,038

Basic weighted average shares outstanding	84,248	84,213	83,968
Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$2.86	$(0.51)	$1.67

Diluted weighted average shares outstanding	84,891	84,213	84,730
Diluted earnings (loss) per share attributable to U.S. Cellular shareholders	$2.84	$(0.51)	$1.65

Special dividend per share to U.S. Cellular shareholders	$–	$–	$5.75

The accompanying notes are an integral part of these consolidated financial statements.

UNITED STATES CELLULAR CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Cash flows from operating activities
Net income (loss)	$247,295	$(46,922)	$144,522
Add (deduct) adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation, amortization and accretion	606,455	605,997	803,781
Bad debts expense	105,745	101,282	98,864
Stock-based compensation expense	24,748	22,383	15,844
Deferred income taxes, net	55,306	57,604	(75,348)
Equity in earnings of unconsolidated entities	(140,083)	(129,764)	(131,949)
Distributions from unconsolidated entities	60,041	112,336	125,660
(Gain) loss on asset disposals, net	16,313	21,469	30,606
(Gain) loss on sale of business and other exit costs, net	(113,555)	(32,830)	(246,767)
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)
(Gain) loss on investments	–	–	(18,556)
Noncash interest expense	1,621	1,155	1,059
Other operating activities	(400)	26	646
Changes in assets and liabilities from operations
Accounts receivable	(95,730)	12,547	(291,168)
Equipment installment plans receivable	(133,734)	(188,829)	(591)
Inventory	117,764	(28,878)	(82,422)
Accounts payable	4,931	(98,177)	85,346
Customer deposits and deferred revenues	(36,612)	33,524	66,344
Accrued taxes	33,569	(99,483)	30,037
Accrued interest	4,047	1,307	273
Other assets and liabilities	(55,723)	(59,412)	(9,805)

Net cash provided by operating activities	555,114	172,342	290,897

Cash flows from investing activities
Cash used for additions to property, plant and equipment	(580,593)	(605,083)	(717,862)
Cash paid for acquisitions and licenses	(285,807)	(38,150)	(16,540)
Cash received from divestitures and exchanges	316,729	179,842	811,120
Cash received for investments	–	50,000	100,000
Federal Communications Commission deposit	–	(60,000)	–
Other investing activities	1,003	2,619	(3,969)

Net cash provided by (used in) investing activities	(548,668)	(470,772)	172,749

Cash flows from financing activities
Issuance of long-term debt	525,000	275,000	–
Repayment of borrowing under revolving credit facility	–	(150,000)	–
Borrowing under revolving credit facility	–	150,000	–
Common shares reissued for benefit plans, net of tax payments	2,167	830	5,784
Common shares repurchased	(6,188)	(18,943)	(18,544)
Payment of debt issuance costs	(13,005)	(9,644)	(23)
Acquisition of assets in common control transaction	(2,437)	(76,298)	–
Dividends paid	–	–	(482,270)
Distributions to noncontrolling interests	(6,369)	(3,056)	(3,766)
Payments to acquire additional interest in subsidiaries	(2,108)	–	(1,005)
Other financing activities	357	(11)	(115)

Net cash provided by (used in) financing activities	497,417	167,878	(499,939)

Net increase (decrease) in cash and cash equivalents	503,863	(130,552)	(36,293)
Cash and cash equivalents
Beginning of period	211,513	342,065	378,358

End of period	$715,376	$211,513	$342,065

The accompanying notes are an integral part of these consolidated financial statements.

UNITED STATES CELLULAR CORPORATION CONSOLIDATED BALANCE SHEET — ASSETS

December 31,	2015	2014

(Dollars in thousands)
Current assets
Cash and cash equivalents	$715,376	$211,513
Accounts receivable
Customers and agents, less allowances of $44,876 and $37,654, respectively	608,202	466,048
Roaming	20,130	23,865
Affiliated	253	994
Other, less allowances of $830 and $859, respectively	43,634	66,051
Inventory, net	149,307	267,068
Prepaid expenses	80,794	59,744
Net deferred income tax asset	–	93,058
Other current assets	53,946	90,834

Total current assets	1,671,642	1,279,175
Assets held for sale	–	107,055
Licenses	1,834,212	1,443,438
Goodwill	369,596	370,151
Investments in unconsolidated entities	363,383	283,014
Property, plant and equipment
In service and under construction	7,668,736	7,458,740
Less: Accumulated depreciation	5,019,803	4,730,523

Property, plant and equipment, net	2,648,933	2,728,217
Other assets and deferred charges	172,212	251,259

Total assets	$7,059,978	$6,462,309

The accompanying notes are an integral part of these consolidated financial statements.

UNITED STATES CELLULAR CORPORATION CONSOLIDATED BALANCE SHEET — LIABILITIES AND EQUITY

December 31,	2015	2014

(Dollars and shares in thousands)
Current liabilities
Current portion of long-term debt	$11,313	$46
Accounts payable
Affiliated	10,170	9,774
Trade	274,807	306,845
Customer deposits and deferred revenues	250,983	287,562
Accrued taxes	28,448	36,652
Accrued compensation	67,770	66,162
Other current liabilities	104,447	149,853

Total current liabilities	747,938	856,894
Liabilities held for sale	–	20,934
Deferred liabilities and credits
Net deferred income tax liability	820,731	859,867
Other deferred liabilities and credits	290,949	284,002
Long-term debt, net	1,628,507	1,126,860
Commitments and contingencies	–	–
Noncontrolling interests with redemption features	1,097	1,150
Equity
U.S. Cellular shareholders' equity
Series A Common and Common Shares
Authorized 190,000 shares (50,000 Series A Common and 140,000 Common Shares)
Issued 88,074 shares (33,006 Series A Common and 55,068 Common Shares)
Outstanding 84,359 shares (33,006 Series A Common and 51,353 Common Shares) and 84,080 shares (33,006 Series A Common and 51,074 Common Shares), respectively
Par Value ($1 per share) ($33,006 Series A Common and $55,068 Common Shares)	88,074	88,074
Additional paid-in capital	1,496,453	1,472,558
Treasury shares, at cost, 3,715 and 3,994 Common Shares, respectively	(156,535)	(169,139)
Retained earnings	2,132,521	1,910,498

Total U.S. Cellular shareholders' equity	3,560,513	3,301,991
Noncontrolling interests	10,243	10,611

Total equity	3,570,756	3,312,602

Total liabilities and equity	$7,059,978	$6,462,309

The accompanying notes are an integral part of these consolidated financial statements.

UNITED STATES CELLULAR CORPORATION CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	U.S. Cellular Shareholders

	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total U.S. Cellular shareholders' equity	Noncontrolling interests	Total equity

(Dollars in thousands)
December 31, 2014	$88,074	$1,472,558	$(169,139)	$1,910,498	$3,301,991	$10,611	$3,312,602
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	–	–	–	241,347	241,347	–	241,347
Net income attributable to noncontrolling interests classified as equity	–	–	–	–	–	340	340
Repurchase of Common Shares	–	–	(6,188)	–	(6,188)	–	(6,188)
Incentive and compensation plans	–	186	18,792	(16,887)	2,091	–	2,091
Stock-based compensation awards	–	23,843	–	–	23,843	–	23,843
Tax windfall (shortfall) from stock awards	–	(1,014)	–	–	(1,014)	–	(1,014)
Distributions to noncontrolling interests	–	–	–	–	–	(708)	(708)
Acquisition of assets in common control transaction	–	885	–	(2,437)	(1,552)	–	(1,552)
Adjust investment in subsidiaries for noncontrolling interest purchases	–	(5)	–	–	(5)	–	(5)

December 31, 2015	$88,074	$1,496,453	$(156,535)	$2,132,521	$3,560,513	$10,243	$3,570,756

The accompanying notes are an integral part of these consolidated financial statements.

UNITED STATES CELLULAR CORPORATION CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	U.S. Cellular Shareholders

	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total U.S. Cellular shareholders' equity	Noncontrolling interests	Total equity

(Dollars in thousands)
December 31, 2013	$88,074	$1,424,729	$(164,692)	$2,043,095	$3,391,206	$18,391	$3,409,597
Add (Deduct)
Net loss attributable to U.S. Cellular shareholders	–	–	–	(42,812)	(42,812)	–	(42,812)
Net loss attributable to noncontrolling interests classified as equity	–	–	–	–	–	(4,787)	(4,787)
Repurchase of Common Shares	–	–	(18,943)	–	(18,943)	–	(18,943)
Incentive and compensation plans	–	–	14,496	(13,518)	978	–	978
Stock-based compensation awards	–	21,078	–	–	21,078	–	21,078
Tax windfall (shortfall) from stock awards	–	(1,161)	–	–	(1,161)	–	(1,161)
Distributions to noncontrolling interests	–	–	–	–	–	(2,993)	(2,993)
Acquisition of assets in common control transaction	–	29,141	–	(76,267)	(47,126)	–	(47,126)
Adjust investment in subsidiaries for noncontrolling interest purchases	–	(1,229)	–	–	(1,229)	–	(1,229)

December 31, 2014	$88,074	$1,472,558	$(169,139)	$1,910,498	$3,301,991	$10,611	$3,312,602

The accompanying notes are an integral part of these consolidated financial statements.

UNITED STATES CELLULAR CORPORATION CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	U.S. Cellular Shareholders

	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total U.S. Cellular shareholders' equity	Noncontrolling interests	Total equity

(Dollars in thousands)
December 31, 2012	$88,074	$1,412,453	$(165,724)	$2,399,052	$3,733,855	$61,392	$3,795,247
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	–	–	–	140,038	140,038	–	140,038
Net income attributable to noncontrolling interests classified as equity	–	–	–	–	–	4,251	4,251
Common and Series A Common Shares dividends	–	–	–	(482,270)	(482,270)	–	(482,270)
Repurchase of Common Shares	–	–	(18,544)	–	(18,544)	–	(18,544)
Incentive and compensation plans	–	222	19,576	(13,725)	6,073	–	6,073
Stock-based compensation awards	–	15,467	–	–	15,467	–	15,467
Tax windfall (shortfall) from stock awards	–	(3,267)	–	–	(3,267)	–	(3,267)
Distributions to noncontrolling interests	–	–	–	–	–	(3,576)	(3,576)
Adjust investment in subsidiaries for noncontrolling interest purchases	–	(146)	–	–	(146)	94	(52)
Deconsolidation of partnerships	–	–	–	–	–	(43,770)	(43,770)

December 31, 2013	$88,074	$1,424,729	$(164,692)	$2,043,095	$3,391,206	$18,391	$3,409,597

The accompanying notes are an integral part of these consolidated financial statements.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

United States Cellular Corporation ("U.S. Cellular"), a Delaware Corporation, is an 84%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2015, U.S. Cellular served 4.9 million customers. U.S. Cellular has one reportable segment.

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America ("GAAP") as set forth in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, general partnerships in which U.S. Cellular has a majority partnership interest and variable interest entities ("VIEs") in which U.S. Cellular is the primary beneficiary. Both VIE and primary beneficiary represent terms defined by GAAP.

Intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2015 financial statement presentation. In the fourth quarter of 2015, U.S. Cellular adopted, on a retrospective basis, Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"). See discussion of ASU 2015-03 below under Debt Issuance Costs.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are involved in accounting for goodwill and indefinite-lived intangible assets, income taxes and equipment installment plans.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist primarily of amounts owed by customers for wireless services and equipment sales, including sales of certain devices under equipment installment plans through its owned and agent distribution channels, by agents for sales of equipment to them and by other wireless carriers whose customers have used U.S. Cellular's wireless systems.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing billed and unbilled accounts receivable. The allowance is estimated based on historical experience, account aging and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in the allowance for doubtful accounts during 2015, 2014 and 2013 were as follows:

	2015	2014	2013

(Dollars in thousands)
Balance at beginning of year	$44,578	$60,238	$26,902
Additions, net of recoveries	105,745	101,282	98,864
Deductions	(99,080)	(116,942)	(65,528)

Balance at end of year[1]	$51,243	$44,578	$60,238

1
In 2015 and 2014, balance includes an allowance of $5.5 million and $6.1 million, respectively, related to the long-term portion of unbilled equipment installment plan receivables.

Inventory

Inventory consists primarily of wireless devices stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement cost or estimated net realizable value.

Licenses

Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service.

U.S. Cellular has determined that wireless licenses are indefinite-lived intangible assets and, therefore, not subject to amortization based on the following factors:

▪
Radio spectrum is not a depleting asset.

▪
The ability to use radio spectrum is not limited to any one technology.

▪
U.S. Cellular and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.

▪
U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years or, in some cases, every fifteen years. To date, all of U.S. Cellular's license renewal applications have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have "substantially complied" with FCC rules and policies. U.S. Cellular believes that it is probable that its future license renewal applications will be granted.

U.S. Cellular performs its annual impairment assessment of Licenses as of November 1 of each year or more frequently if there are events or circumstances that cause U.S. Cellular to believe the carrying value of Licenses exceeds their fair value on a more likely than not basis. Prior to the fourth quarter of 2015, U.S. Cellular separated its FCC licenses into eleven units of accounting based on geographic service areas. The eleven units of accounting consisted of four geographic units of accounting for developed operating market licenses ("built licenses") and seven geographic non-operating market licenses ("unbuilt licenses"). As part of the current year annual impairment evaluation, U.S. Cellular evaluated the aggregation criteria based on how such licenses are deployed and provide value in U.S. Cellular's operations, and current industry and market factors. It was determined the built licenses should be aggregated into one unit of accounting. The unbuilt licenses continued to be separated into seven geographic units of accounting.

As of November 1, 2015, U.S. Cellular performed a qualitative impairment assessment to determine whether it is more likely than not that the fair value of the built and unbuilt licenses exceed their carrying value. In 2014, U.S. Cellular estimated the fair value of built licenses for purposes of impairment testing using the build-out method. The build-out method estimates the fair value of Licenses by discounting to present value the future cash flows calculated based on a hypothetical cost to build-out U.S. Cellular's network. For units of accounting which consist of unbuilt licenses, the fair value of the unbuilt licenses is assumed to change by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period. Based on the impairment assessments performed, U.S. Cellular did not have an impairment of its Licenses in 2015 or 2014.

See Note 7 — Intangible Assets for additional details related to Licenses.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

U.S. Cellular has Goodwill as a result of its acquisitions of wireless businesses. Such Goodwill represents the excess of the total purchase price over the fair value of net assets acquired in these transactions.

For purposes of conducting its annual Goodwill impairment test as of November 1, 2015, U.S. Cellular identified one reporting unit. In 2014, U.S. Cellular identified four reporting units based on four geographic groupings of operating markets, representing four geographic service areas. Due to the evolution of the business and the extent to which U.S. Cellular has similar customers, products and services, and operations across all geographic regions, and also operates one interdependent network, U.S. Cellular determined it had one reporting unit as of November 1, 2015. The change in reporting units required U.S. Cellular to perform an impairment test for both the previous four reporting units and one new reporting unit as of November 1, 2015. A discounted cash flow approach was used to value each reporting unit for purposes of the Goodwill impairment review. Based upon the impairment assessments performed, U.S. Cellular did not have an impairment of its Goodwill in 2015 or 2014.

See Note 7 — Intangible Assets for additional details related to Goodwill.

Investments in Unconsolidated Entities

For its equity method investments for which financial information is readily available, U.S. Cellular records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, U.S. Cellular records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

U.S. Cellular's Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with net removal costs (removal costs less an applicable accrued asset retirement obligation and salvage value realized), to (Gain) loss on asset disposals, net.

U.S. Cellular capitalizes certain costs of developing new information systems.

Depreciation and Amortization

Depreciation is provided using the straight-line method over the estimated useful life of the related asset.

U.S. Cellular depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. Due to the Divestiture Transaction more fully described in Note 6 — Acquisitions, Divestitures and Exchanges, U.S. Cellular changed the useful lives of certain assets in 2013. Other than the Divestiture Transaction, there were no material changes to useful lives of property, plant and equipment in 2015, 2014 or 2013. See Note 9 — Property, Plant and Equipment for additional details related to useful lives.

Impairment of Long-Lived Assets

U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

U.S. Cellular has one asset group for purposes of assessing property, plant and equipment for impairment based on the fact that the individual operating markets are reliant on centrally operated data centers, mobile telephone switching offices and a network operations center. U.S. Cellular operates a single integrated national wireless network, and the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities represent cash flows generated by this single interdependent network.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Agent Liabilities

U.S. Cellular has relationships with agents, which are independent businesses that obtain customers for U.S. Cellular. At December 31, 2015 and 2014, U.S. Cellular had accrued $75.7 million and $95.3 million, respectively, for amounts due to agents. These amounts are included in Other current liabilities in the Consolidated Balance Sheet.

Debt Issuance Costs

Debt issuance costs include underwriters' and legal fees and other charges related to issuing various borrowing instruments and other long-term agreements, and are amortized over the respective term of each instrument. U.S. Cellular early adopted ASU 2015-03 using the retrospective method as of December 31, 2015. ASU 2015-03 requires certain debt issuance costs to be presented in the balance sheet as an offset to the related debt obligation. Debt issuance costs related to U.S. Cellular's revolving credit facility are excluded from the scope of ASU 2015-03 and are recorded in Other assets and deferred charges in the Consolidated Balance Sheet. As a result of the retrospective adoption, U.S. Cellular reclassified unamortized debt issuance costs of $25.0 million as of December 31, 2014 from Other assets and deferred charges to Long-term debt, net in the Consolidated Balance Sheet. Other than this reclassification, the adoption of ASU 2015-03 did not have an impact on U.S. Cellular's consolidated financial statements.

Asset Retirement Obligations

U.S. Cellular accounts for asset retirement obligations by recording the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Until the obligation is fulfilled, U.S. Cellular updates its estimates relating to cash flows required and timing of settlement. U.S. Cellular records the present value of the changes in the future value as an increase or decrease to the liability and the related carrying amount of the long-lived asset. The liability is accreted to future value over a period ending with the estimated settlement date of the respective asset retirement obligation. The carrying amount of the long-lived asset is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability is recognized in the Consolidated Statement of Operations.

Treasury Shares

Common Shares repurchased by U.S. Cellular are recorded at cost as treasury shares and result in a reduction of equity. When treasury shares are reissued, U.S. Cellular determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.

Revenue Recognition

Revenues related to services are recognized as services are rendered. Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as appropriate.

Revenues from sales of equipment and accessories are recognized when U.S. Cellular no longer has any requirements to perform, when title has passed and when the products are accepted by the customer.

Multiple Deliverable Arrangements

U.S. Cellular sells multiple element service and equipment offerings. In these instances, revenues are allocated using the relative selling price method. Under this method, arrangement consideration is allocated to each element on the basis of its relative selling price. Revenue recognized for the delivered items is limited to the amount due from the customer that is not contingent upon the delivery of additional products or services.

Loyalty Reward Program

In March 2015, U.S. Cellular announced that it would discontinue its loyalty reward program effective September 1, 2015. All unredeemed reward points expired at that time and the deferred revenue balance of $58.2 million related to such expired points was recognized as service revenues. At December 31, 2014, U.S. Cellular had deferred revenue related to loyalty reward points outstanding of $94.6 million.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Cellular followed the deferred revenue method of accounting for its loyalty reward program. Under this method, revenue allocated to loyalty reward points was deferred. The amount allocated to the loyalty points was based on the estimated retail price of the products and services for which points may be redeemed divided by the number of loyalty points required to receive such products and services. This was calculated on a weighted average basis and required U.S. Cellular to estimate the percentage of loyalty points that would be redeemed for each product or service.

Revenue was recognized at the time of customer redemption or when such points were depleted via an account maintenance charge. U.S. Cellular employed the proportional model to recognize revenues associated with breakage. Under the proportional model, U.S. Cellular allocated a portion of the estimated future breakage to each redemption and recorded revenue proportionally.

In the fourth quarter of 2013, U.S. Cellular issued loyalty reward points with a value of $43.5 million as a loyalty bonus in recognition of the inconvenience experienced by customers during U.S. Cellular's billing system conversion in 2013. The value of the loyalty bonus reduced Service revenues in the Consolidated Statement of Operations in 2013.

Equipment Installment Plans

Equipment revenue under equipment installment plan contracts is recognized at the time the device is delivered to the end-user customer for the selling price of the device, net of any deferred imputed interest or trade-in right, if applicable. Imputed interest is reflected as a reduction to the receivable balance and recognized over the duration of the plan as a component of Interest and dividend income. See Note 3 — Equipment Installment Plans for additional information.

Incentives

Discounts and incentives that are deemed cash are recognized as a reduction of Operating revenues concurrently with the associated revenue.

U.S. Cellular issues rebates to its agents and end customers. These incentives are recognized as a reduction to revenue at the time the wireless device sale to the customer occurs. The total potential rebates and incentives are reduced by U.S. Cellular's estimate of rebates that will not be redeemed by customers based on historical experience of such redemptions.

Activation Fees

U.S. Cellular charges its end customers activation fees in connection with the sale of certain services and equipment. Device activation fees charged at agent locations in connection with subsidized device sales are deferred and recognized over a period that corresponds with the length of the customer's service contract. Device activation fees charged at U.S. Cellular company-owned retail stores in connection with subsidized device sales are recognized at the time the device is delivered to the customer. Device activation fees charged at both agent locations and U.S. Cellular company-owned retail stores in connection with equipment installment plan device transactions are deferred and recognized over a period that corresponds with the equipment upgrade eligibility date based on the contract terms.

Amounts Collected from Customers and Remitted to Governmental Authorities — Gross vs. Net

U.S. Cellular records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the tax on behalf of the imposing governmental authority. If the tax is assessed upon U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $77.2 million, $97.0 million and $114.7 million for 2015, 2014 and 2013, respectively.

Eligible Telecommunications Carrier ("ETC") Revenues

Telecommunications companies may be designated by states, or in some cases by the FCC, as an ETC to receive support payments from the Universal Service Fund if they provide specified services in "high cost" areas. ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular's designation as an ETC in various states.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising Costs

U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $231.5 million, $204.9 million and $199.9 million in 2015, 2014 and 2013, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under a tax allocation agreement between TDS and U.S. Cellular, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax receivable balance with TDS of $33.1 million and $74.3 million as of December 31, 2015 and 2014, respectively.

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using the tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. U.S. Cellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment.

In November 2015, the FASB issued Accounting Standards Update 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"), requiring all deferred tax assets and liabilities, and any related valuation allowance, to be classified as non-current on the balance sheet. The classification change for all deferred taxes as non-current simplifies entities' processes as it eliminates the need to separately identify the net current and net non-current deferred tax asset or liability in each jurisdiction and allocate valuation allowances. U.S. Cellular is required to adopt ASU 2015-17 on January 1, 2017. Early adoption is permitted. U.S. Cellular early adopted this standard using the prospective method as of December 31, 2015. No prior period amounts were adjusted.

Stock-Based Compensation and Other Plans

U.S. Cellular has established a long-term incentive plan and a non-employee director compensation plan. These plans are described more fully in Note 16 — Stock-Based Compensation. These plans are considered compensatory plans and, therefore, recognition of compensation cost for grants made under these plans is required.

U.S. Cellular values its share-based payment transactions using a Black-Scholes valuation model. Stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are ultimately expected to vest. Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures and expected life are estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. U.S. Cellular believes that its historical experience provides the best estimates of future pre-vesting forfeitures and future expected life. The expected volatility assumption is based on the historical volatility of U.S. Cellular's common stock over a period commensurate with the expected life. The dividend yield assumption is zero because U.S. Cellular has never paid a dividend, except a special cash dividend in June 2013, and has expressed its intention to retain all future earnings in the business. The risk-free interest rate assumption is determined using the U.S. Treasury Yield Curve Rate with a term length that approximates the expected life of the stock options.

Stock option awards vest on an annual basis in three separate tranches. Compensation cost is recognized using a graded attribution method over the requisite service period, which is generally the vesting period. Restricted stock units cliff vest in three years. Therefore, compensation cost for restricted stock units is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Defined Contribution Plans

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $10.9 million, $10.6 million and $10.4 million in 2015, 2014 and 2013, respectively.

U.S. Cellular also participates in a defined contribution retirement savings plan ("401(k) plan") sponsored by TDS. Total costs incurred for U.S. Cellular's contributions to the 401(k) plan were $15.3 million, $14.9 million and $15.4 million in 2015, 2014 and 2013, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. In August 2015, the FASB issued Accounting Standards Update 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, requiring the adoption of ASU 2014-09 on January 1, 2018. Early adoption as of January 1, 2017 is permitted; however, U.S. Cellular does not intend to adopt early. U.S. Cellular is evaluating the effects that adoption of ASU 2014-09 will have on its financial position, results of operations and disclosures.

In August 2014, the FASB issued Accounting Standards Update 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires U.S. Cellular to assess its ability to continue as a going concern each interim and annual reporting period and provide certain disclosures if there is substantial doubt about the entity's ability to continue as a going concern, including management's plan to alleviate the substantial doubt. U.S. Cellular is required to adopt the provisions of ASU 2014-15 for the annual period ending December 31, 2016, but early adoption is permitted. The adoption of ASU 2014-15 will not impact U.S. Cellular's financial position or results of operations but may impact future disclosures.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Consolidation: Amendments to the Consolidation Analysis ("ASU 2015-02"). ASU 2015-02 simplifies consolidation accounting by reducing the number of consolidation models. Additionally, ASU 2015-02 changes certain criteria for identifying variable interest entities. U.S. Cellular adopted the provisions of this standard as of January 1, 2016. U.S. Cellular expects that certain consolidated subsidiaries that are not defined as variable interest entities under current accounting guidance will be defined as variable interest entities under the provisions of ASU 2015-02. However, U.S. Cellular's adoption of ASU 2015-02 will not change the group of entities which U.S. Cellular is required to consolidate in its financial statements. Accordingly, the adoption of ASU 2015-02 will not impact its financial position or results of operations.

In July 2015, the FASB issued Accounting Standards Update 2015-11, Inventory: Simplifying the Measurement of Inventory ("ASU 2015-11"), which requires inventory to be measured at the lower of cost or net realizable value. U.S. Cellular is required to adopt ASU 2015-11 on January 1, 2017. Early adoption is permitted. U.S. Cellular is evaluating the effects that adoption of ASU 2015-11 will have on its financial position and results of operations.

In September 2015, the FASB issued Accounting Standards Update 2015-16, Business Combinations: Simplifying the Accounting for Measurement-Period Adjustments ("ASU 2015-16"). ASU 2015-16 simplifies how adjustments are made to provisional amounts recognized in a business combination during the measurement period. U.S. Cellular adopted ASU 2015-16 on January 1, 2016. There will be no immediate impacts to U.S. Cellular's financial position, results of operations, and disclosures.

In January 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). This ASU introduces changes to current accounting for equity investments and financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. U.S. Cellular is required to adopt ASU 2016-01 on January 1, 2018. Certain provisions are eligible for early adoption. U.S. Cellular is evaluating the effects that adoption of ASU 2016-01 will have on its financial position and results of operations.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 FAIR VALUE MEASUREMENTS

As of December 31, 2015 and 2014, U.S. Cellular did not have any financial or nonfinancial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.

The provisions of GAAP establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 3 inputs are unobservable. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument's level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and, therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.

U.S. Cellular has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

	Level within the Fair Value	December 31, 2015		December 31, 2014

	Hierarchy	Book Value	Fair Value	Book Value	Fair Value

(Dollars in thousands)
Cash and cash equivalents	1	$715,376	$715,376	$211,513	$211,513
Long-term debt
Retail	2	917,000	928,643	617,000	608,462
Institutional	2	533,015	501,461	532,722	513,647
Other	2	213,750	213,750	–	–

The fair value of Cash and cash equivalents approximates the book value due to the short-term nature of these financial instruments. Long-term debt excludes capital lease obligations and the current portion of Long-term debt. The fair value of "Retail" Long-term debt was estimated using market prices for the 6.95% Senior Notes, 7.25% 2063 Senior Notes and 7.25% 2064 Senior Notes. U.S. Cellular's "Institutional" debt consists of the 6.7% Senior Notes which are traded over the counter. U.S. Cellular's "Other" debt consists of a senior term loan credit facility. U.S. Cellular estimated the fair value of its Institutional and Other debt through a discounted cash flow analysis using the interest rates or estimated yield to maturity for each borrowing, which ranged from 3.19% to 7.51% at December 31, 2015. An estimated yield to maturity of 7.25% was used to estimate fair value of Institutional debt at December 31, 2014.

NOTE 3 EQUIPMENT INSTALLMENT PLANS

U.S. Cellular offers customers, through its owned and agent distribution channels, the option to purchase certain devices under equipment installment contracts over a specified time period. For certain equipment installment plans ("EIP"), after a specified period of time or amount of payments, the customer may have the right to upgrade to a new device and have the remaining unpaid equipment installment contract balance waived, subject to certain conditions, including trading in the original device in good working condition and signing a new equipment installment contract. U.S. Cellular values this trade-in right as a guarantee liability. The guarantee liability is initially measured at fair value and is determined based on assumptions including the probability and timing of the customer upgrading to a new device and the fair value of the device being traded-in at the time of trade-in. As of December 31, 2015 and 2014, the guarantee liability related to these plans was $92.7 million and $57.5 million, respectively, and is reflected in Customer deposits and deferred revenues in the Consolidated Balance Sheet.

U.S. Cellular equipment installment plans do not provide for explicit interest charges. For equipment installment plans with duration of greater than twelve months, U.S. Cellular imputes interest. Equipment installment plan receivables had a weighted average effective imputed interest rate of 9.7% and 10.2% as of December 31, 2015 and 2014, respectively.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the unbilled equipment installment plan receivables as of December 31, 2015 and 2014. Such amounts are presented in the Consolidated Balance Sheet as Accounts receivable — customers and agents and Other assets and deferred charges, where applicable.

December 31,	2015	2014

(Dollars in thousands)
Short-term portion of unbilled equipment installment plan receivables, gross	$278,709	$127,400
Short-term portion of unbilled deferred interest	(20,810)	(16,365)
Short-term portion of unbilled allowance for credit losses	(13,827)	(3,686)

Short-term portion of unbilled equipment installment plan receivables, net	$244,072	$107,349

Long-term portion of unbilled equipment installment plan receivables, gross	$75,738	$89,435
Long-term portion of unbilled deferred interest	(2,283)	(2,791)
Long-term portion of unbilled allowance for credit losses	(5,537)	(6,065)

Long-term portion of unbilled equipment installment plan receivables, net	$67,918	$80,579

U.S. Cellular assesses the collectability of the equipment installment plan receivables based on historical payment experience, account aging and other qualitative factors and provides an allowance for estimated losses. The credit profiles of U.S. Cellular's customers on equipment installment plans are similar to those of U.S. Cellular customers with traditional subsidized plans. Customers with a higher risk credit profile are required to make a deposit for equipment purchased through an installment contract.

U.S. Cellular recorded out-of-period adjustments in 2015 due to errors related to equipment installment plan transactions that were attributable to 2014. U.S. Cellular has determined that these adjustments were not material to prior annual periods, and also were not material to the current year results. These equipment installment plan adjustments had the impact of reducing Equipment sales revenues by $6.2 million and Income before income taxes by $5.8 million in 2015.

NOTE 4 INCOME TAXES

U.S. Cellular is included in a consolidated federal income tax return and in certain state income tax returns with other members of the TDS consolidated group. For financial statement purposes, U.S. Cellular and its subsidiaries compute their income tax expense as if they comprised a separate affiliated group and were not included in the TDS consolidated group.

U.S. Cellular's current income taxes balances at December 31, 2015 and 2014 were as follows:

December 31,	2015	2014

(Dollars in thousands)
Federal income taxes receivable	$33,233	$73,510
Net state income taxes receivable	1,072	1,199

Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Current
Federal	$95,867	$(77,931)	$180,056
State	5,161	8,545	8,426
Deferred
Federal	48,164	44,881	(69,917)
State	7,142	6,276	(5,431)
State – valuation allowance adjustment	–	6,447	–

	$156,334	$(11,782)	$113,134

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of U.S. Cellular's income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular's effective income tax expense rate is as follows:

	2015		2014		2013

Year Ended December 31,	Amount	Rate	Amount	Rate	Amount	Rate

(Dollars in thousands)
Statutory federal income tax expense and rate	$141,270	35.0%	$(20,547)	35.0%	$90,180	35.0%
State income taxes, net of federal benefit[1]	8,328	2.1	12,217	(20.8)	5,246	2.0
Effect of noncontrolling interests	2,578	0.6	(5,777)	9.8	(2,230)	(0.9)
Gains (losses) on investments and sale of assets[2]	–	–	–	–	20,509	8.0
Other differences, net	4,158	1.0	2,325	(3.9)	(571)	(0.2)

Total income tax expense (benefit) and rate	$156,334	38.7%	$(11,782)	20.1%	$113,134	43.9%

1
State income taxes, net of federal benefit, include changes in unrecognized tax benefits as well as adjustments to the valuation allowance. During the third quarter of 2014 U.S. Cellular recorded a $6.4 million increase to income tax expense related to a valuation allowance recorded against certain state deferred tax assets.

2
Gains (losses) on investments and sale of assets represents 2013 tax expense related to the NY1 & NY2 Deconsolidation and the Divestiture Transaction. See Note 6 — Acquisitions, Divestitures and Exchanges and Note 8 — Investments in Unconsolidated Entities for additional information.

Significant components of U.S. Cellular's deferred income tax assets and liabilities at December 31, 2015 and 2014 were as follows:

December 31,	2015	2014

(Dollars in thousands)
Deferred tax assets
Current deferred tax assets	$–	$96,886
Net operating loss ("NOL") carryforwards	78,835	72,878
Stock-based compensation	23,726	21,072
Compensation and benefits – other	19,936	2,586
Deferred rent	18,593	18,513
Other	80,007	26,116

Total deferred tax assets	221,097	238,051
Less valuation allowance	(54,915)	(53,119)

Net deferred tax assets	166,182	184,932
Deferred tax liabilities
Property, plant and equipment	516,760	520,723
Licenses/intangibles	306,295	275,456
Partnership investments	162,296	149,371
Other	–	4,135

Total deferred tax liabilities	985,351	949,685

Net deferred income tax liability	$819,169	$764,753

U.S. Cellular early adopted ASU 2015-17 as of December 31, 2015 using the prospective method. The change required by the guidance, whereby all deferred taxes are classified as non-current, simplifies processes by eliminating the need to separately identify the net current and net non-current deferred tax asset or liability in each jurisdiction and allocate valuation allowances. The prior year Consolidated Balance Sheet and the deferred tax disclosure above were not revised. At December 31, 2015, $820.7 million of net deferred income tax liability is included in Net deferred income tax liability and $1.5 million is included in Other assets and deferred charges in the Consolidated Balance Sheet. At December 31, 2014, $93.1 million of net current deferred income tax asset is included in Net deferred income tax asset and $859.9 million of net noncurrent deferred income tax liability is included in Net deferred income tax liability and $2.0 million is included in Other assets and deferred charges in the Consolidated Balance Sheet.

At December 31, 2015, U.S. Cellular and certain subsidiaries had $1.6 billion of state NOL carryforwards (generating a $63.9 million deferred tax asset) available to offset future taxable income. The state NOL carryforwards expire between 2016 and 2035. Certain subsidiaries had federal NOL carryforwards (generating a $15.0 million deferred tax asset)

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

available to offset their future taxable income. The federal NOL carryforwards expire between 2018 and 2035. A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

A summary of U.S. Cellular's deferred tax asset valuation allowance is as follows:

	2015	2014	2013

(Dollars in thousands)
Balance at beginning of year	$53,119	$43,375	$41,295
Charged (credited) to income tax expense	1,796	9,744	(1,527)
Charged to other accounts	–	–	3,607

Balance at end of year	$54,915	$53,119	$43,375

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2014	2013

(Dollars in thousands)
Unrecognized tax benefits balance at beginning of year	$36,075	$28,813	$26,460
Additions for tax positions of current year	7,099	7,766	5,925
Additions for tax positions of prior years	1,193	154	1,501
Reductions for tax positions of prior years	(99)	(554)	(45)
Reductions for settlements of tax positions	(273)	–	(576)
Reductions for lapses in statutes of limitations	(5,488)	(104)	(4,452)

Unrecognized tax benefits balance at end of year	$38,507	$36,075	$28,813

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet. If these benefits were recognized, they would have reduced income tax expense in 2015, 2014 and 2013 by $25.4 million, $23.4 million and $18.7 million, respectively, net of the federal benefit from state income taxes. As of December 31, 2015, it is reasonably possible that unrecognized tax benefits could decrease by approximately $10.6 million in the next twelve months. The nature of the uncertainty relates primarily to state income tax positions and their resolution or the expiration of statutes of limitation.

U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense (benefit). The amounts charged to income tax expense related to interest and penalties resulted in an expense of $0.7 million, $3.5 million and $0.6 million in 2015, 2014 and 2013, respectively. Net accrued interest and penalties were $16.8 million and $16.2 million at December 31, 2015 and 2014, respectively.

U.S. Cellular is included in TDS' consolidated federal and certain state income tax returns. U.S. Cellular also files certain state and local income tax returns separately from TDS. With only limited exceptions, TDS is no longer subject to federal income tax audits for the years prior to 2012. With only a few exceptions, TDS is no longer subject to state income tax audits for years prior to 2011.

NOTE 5 EARNINGS PER SHARE

Basic earnings (loss) per share attributable to U.S. Cellular shareholders is computed by dividing Net income (loss) attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share attributable to U.S. Cellular shareholders is computed by dividing Net income (loss) attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities primarily include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amounts used in computing earnings (loss) per common share and the effects of potentially dilutive securities on the weighted average number of common shares were as follows:

Year ended December 31,	2015	2014	2013

(Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to U.S. Cellular shareholders	$241,347	$(42,812)	$140,038

Weighted average number of shares used in basic earnings (loss) per share	84,248	84,213	83,968
Effect of dilutive securities:
Stock options[1]	153	–	211
Restricted stock units[1]	490	–	551

Weighted average number of shares used in diluted earnings (loss) per share	84,891	84,213	84,730

Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$2.86	$(0.51)	$1.67

Diluted earnings (loss) per share attributable to U.S. Cellular shareholders	$2.84	$(0.51)	$1.65

1
There were no effects of dilutive securities in 2014 due to the net loss for the year.

Certain Common Shares issuable upon the exercise of stock options or vesting of restricted stock units were not included in average diluted shares outstanding for the calculation of Diluted earnings (loss) per share attributable to U.S. Cellular shareholders because their effects were antidilutive. The number of such Common Shares excluded, if any, is shown in the table below.

Year Ended December 31,	2015	2014	2013

(Shares in thousands)
Stock options	3,192	3,279	2,010
Restricted stock units	330	1,186	190

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Outstanding U.S. Cellular stock options and restricted stock unit awards were equitably adjusted for the special cash dividend.

NOTE 6 ACQUISITIONS, DIVESTITURES AND EXCHANGES

Divestiture Transaction

On May 16, 2013, pursuant to a Purchase and Sale Agreement, U.S. Cellular sold customers and certain PCS spectrum licenses to subsidiaries of Sprint Corp. fka Sprint Nextel Corporation ("Sprint") in U.S. Cellular's Chicago, central Illinois, St. Louis and certain Indiana/Michigan/Ohio markets ("Divestiture Markets") in consideration for $480 million in cash. The Purchase and Sale Agreement also contemplated certain other agreements, together with the Purchase and Sale Agreement collectively referred to as the "Divestiture Transaction."

These agreements require Sprint to reimburse U.S. Cellular up to $200 million (the "Sprint Cost Reimbursement") for certain network decommissioning costs, network site lease rent and termination costs, network access termination costs, and employee termination benefits for specified engineering employees. As of December 31, 2015, U.S. Cellular had received a cumulative total of $111.6 million pursuant to the Sprint Cost Reimbursement. Sprint Cost Reimbursement totaling $30.0 million, $71.1 million and $10.6 million had been received and recorded in Cash received from divestitures and exchanges in the Consolidated Statement of Cash Flows in 2015, 2014, and 2013, respectively.

As a result of the Divestiture Transaction, U.S. Cellular recognized gains of $6.0 million, $29.3 million and $248.4 million in (Gain) loss on sale of business and other exit costs, net, in 2015, 2014 and 2013, respectively.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Acquisitions, Divestitures and Exchanges

▪
In March 2015, U.S. Cellular exchanged certain of its unbuilt PCS licenses for certain other PCS licenses located in U.S. Cellular's existing operating markets and $117.0 million of cash. As of the transaction date, the licenses received in the transaction had an estimated fair value, per a market approach, of $43.5 million. A gain of $125.2 million was recorded in (Gain) loss on license sales and exchanges, net in the Consolidated Statement of Operations in the first quarter of 2015.

▪
U.S. Cellular participated in Auction 97 indirectly through its limited partnership interest in Advantage Spectrum. Advantage Spectrum was the provisional winning bidder for 124 licenses for an aggregate winning bid of $338.3 million, after its expected designated entity discount of 25%. Advantage Spectrum's bid amount, less the upfront payment of $60.0 million paid in 2014, was paid to the FCC in March 2015. These licenses have not yet been granted by the FCC. See Note 13 — Variable Interest Entities for additional information.

▪
In December 2014, U.S. Cellular entered into an agreement with a third party to sell 595 towers and certain related contracts, assets, and liabilities for $159.0 million. This agreement and related transactions are referred to as the "Tower Sale" and were accomplished in two closings. The first closing occurred in December 2014 and included the sale of 236 towers, without tenants, for $10.0 million. On this same date, U.S. Cellular received $7.5 million in earnest money. At the time of the first closing, a $3.8 million gain was recorded. The second closing for the remaining 359 towers, primarily with tenants, took place in January 2015, at which time U.S. Cellular received $141.8 million in additional cash proceeds and recorded a gain of $108.2 million in (Gain) loss on sale of business and other exit costs, net.

▪
In September 2014, U.S. Cellular entered into an agreement with a third party to exchange certain PCS and AWS licenses for certain other PCS and AWS licenses and $28.0 million of cash. This license exchange was accomplished in two closings. The first closing occurred in December 2014 at which time U.S. Cellular transferred licenses to the counterparty with a net book value of $11.5 million, received licenses with an estimated fair value, per a market approach, of $51.5 million, recorded a $21.7 million gain and recorded an $18.3 million deferred credit in Other current liabilities. The license that was transferred to the counterparty in the second closing had a net book value of $22.2 million. The second closing occurred in July 2015. At the time of the second closing, U.S. Cellular received $28.0 million in cash and recognized the deferred credit from the first closing resulting in a total gain of $24.0 million recorded on this part of the license exchange.

▪
In May 2014, U.S. Cellular entered into a License Purchase and Customer Recommendation Agreement with Airadigm Communications, Inc. ("Airadigm"), a wholly-owned subsidiary of TDS. In September 2014, pursuant to the License Purchase and Customer Recommendation Agreement, Airadigm transferred FCC spectrum licenses and certain tower assets in certain markets in Wisconsin, Iowa, Minnesota and Michigan, for $91.5 million in cash to U.S. Cellular. Since both parties to this transaction are controlled by TDS, upon closing, U.S. Cellular recorded the transferred assets at Airadigm's net book value of $15.2 million. The difference between the consideration paid and the net book value of the transferred assets was recorded as a reduction of U.S. Cellular's Retained earnings. In addition, a deferred tax asset was recorded for the difference between the consideration paid and the net book value of the transferred assets, which increased U.S. Cellular's Additional paid-in capital.

▪
In March 2014, U.S. Cellular sold the majority of its St. Louis area non-operating market spectrum license for $92.3 million. A gain of $75.8 million was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations in the first quarter of 2014.

▪
In February 2014, U.S. Cellular completed an exchange whereby U.S. Cellular received one E block PCS spectrum license covering Milwaukee, WI in exchange for one D block PCS spectrum license covering Milwaukee, WI. The exchange of licenses provided U.S. Cellular with spectrum to meet anticipated future capacity and coverage requirements. No cash, customers, network assets, other assets or liabilities were included in the exchange. As a result of this transaction, U.S. Cellular recognized a gain of $15.7 million, representing the difference between the $15.9 million fair value of the license surrendered, calculated using a market approach valuation method, and the $0.2 million carrying value of the license surrendered. This gain was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations in the first quarter of 2014.

▪
In October 2013, U.S. Cellular sold the majority of its Mississippi Valley non-operating market license ("unbuilt license") for $308.0 million. At the time of the sale, a $250.6 million gain was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Cellular did not have any assets or liabilities classified as held for sale at December 31, 2015. At December 31, 2014, the following assets and liabilities were classified in the Consolidated Balance Sheet as "Assets held for sale" and "Liabilities held for sale":

	Current Assets	Other Assets and Deferred Charges	Licenses	Goodwill	Property, Plant and Equipment	Total Assets Held for Sale

(Dollars in thousands)
2014
Divestiture of Spectrum Licenses	$–	$–	$56,809	$–	$–	$56,809
Sale of Business – Towers	1,466	773	–	16,281	31,726	50,246

Total	$1,466	$773	$56,809	$16,281	$31,726	$107,055

	Customer Deposits and Deferred Revenues	Current Liabilities	Other Deferred Liabilities and Credits	Total Liabilities Held for Sale

(Dollars in thousands)
2014
Sale of Business – Towers	$2,704	$896	$17,334	$20,934

NOTE 7 INTANGIBLE ASSETS

Changes in U.S. Cellular's Licenses and Goodwill are presented below. See Note 6 — Acquisitions, Divestitures and Exchanges for information regarding transactions which affected Licenses during the periods.

Licenses

Year Ended December 31,	2015	2014

(Dollars in thousands)
Balance at beginning of year	$1,443,438	$1,401,126
Acquisitions[1]	345,807	41,707
Transferred to Assets Held for Sale	–	(56,809)
Exchanges[2]	43,485	55,780
Other	1,482	1,634

Balance at end of year	$1,834,212	$1,443,438

1
Amount in 2015 includes purchases totaling $338.3 million made by Advantage Spectrum from the FCC for licenses in which it was the provisional winning bidder in Auction 97. See Note 6 — Acquisitions, Divestitures and Exchanges, and Note 13 — Variable Interest Entities for further information.

2
Amount in 2015 represents licenses received in the March 2015 PCS license exchange. See Note 6 — Acquisitions, Divestitures and Exchanges for further information. Licenses disposed of in the exchange were previously removed from the Licenses balance and reflected in Assets held for sale in the Consolidated Balance Sheet as of December 31, 2014.

Goodwill

Year Ended December 31,	2015	2014

(Dollars in thousands)
Balance at beginning of year	$370,151	$387,524
Divestitures	–	(1,092)
Transferred to Assets held for sale	–	(16,281)
Other	(555)	–

Balance at end of year	$369,596	$370,151

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a noncontrolling interest. These investments are accounted for using either the equity or cost method as shown in the following table:

December 31,	2015	2014

(Dollars in thousands)
Equity method investments:
Capital contributions, loans, advances and adjustments	$112,192	$116,881
Cumulative share of income	1,432,145	1,287,371
Cumulative share of distributions	(1,182,890)	(1,122,849)

	361,447	281,403
Cost method investments	1,936	1,611

Total investments in unconsolidated entities	$363,383	$283,014

The following tables, which are based on information provided in part by third parties, summarize the combined assets, liabilities and equity, and results of operations of U.S. Cellular's equity method investments:

December 31,	2015	2014

(Dollars in thousands)
Assets
Current	$631,764	$691,519
Due from affiliates	88,685	303,322
Property and other	4,555,136	2,295,936

	$5,275,585	$3,290,777

Liabilities and Equity
Current liabilities	$808,126	$403,005
Deferred credits	237,191	170,887
Long-term liabilities	147,222	18,101
Long-term capital lease obligations	1,539	1,722
Partners' capital and shareholders' equity	4,081,507	2,697,062

	$5,275,585	$3,290,777

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Results of Operations
Revenues	$6,958,422	$6,668,615	$6,218,067
Operating expenses	5,226,550	5,035,544	4,473,722

Operating income	1,731,872	1,633,071	1,744,345
Other income (expense), net	(6,901)	1,160	4,842

Net income	$1,724,971	$1,634,231	$1,749,187

NY1 & NY2 Deconsolidation

U.S. Cellular holds a 60.00% interest in St. Lawrence Seaway RSA Cellular Partnership ("NY1") and a 57.14% interest in New York RSA 2 Cellular Partnership ("NY2") (together with NY1, the "Partnerships"). The remaining interests in the Partnerships are held by Cellco Partnership d/b/a Verizon Wireless ("Verizon Wireless"). Prior to April 3, 2013, because U.S. Cellular owned a greater than 50% interest in each of these Partnerships and based on U.S. Cellular's rights under the Partnership Agreements, U.S. Cellular consolidated the financial results of these Partnerships in accordance with GAAP.

On April 3, 2013, U.S. Cellular entered into an agreement with Verizon Wireless relating to the Partnerships. The agreement amends the Partnership Agreements in several ways which provide Verizon Wireless with substantive

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

participating rights that allow Verizon Wireless to make decisions that are in the ordinary course of business of the Partnerships and which are significant to directing and executing the activities of the business. Accordingly, as required by GAAP, U.S. Cellular deconsolidated the Partnerships effective as of April 3, 2013 and thereafter reported them as equity method investments in its consolidated financial statements ("NY1 & NY2 Deconsolidation"). After the NY1 & NY2 Deconsolidation, U.S. Cellular retained the same ownership percentages in the Partnerships and continues to report the same percentages of income from the Partnerships. Effective April 3, 2013, U.S. Cellular's income from the Partnerships is reported in Equity in earnings of unconsolidated entities in the Consolidated Statement of Operations.

In accordance with GAAP, as a result of the NY1 & NY2 Deconsolidation, U.S. Cellular's interest in the Partnerships was reflected in Investments in unconsolidated entities at a fair value of $114.8 million as of April 3, 2013. Recording U.S. Cellular's interest in the Partnerships required allocation of the excess of fair value over book value to customer lists, licenses, a favorable contract and goodwill of the Partnerships. Amortization expense related to customer lists and the favorable contract will be recognized over their respective useful lives and is included in Equity in earnings of unconsolidated entities in the Consolidated Statement of Operations. In addition, U.S. Cellular recognized a non-cash pre-tax gain of $18.5 million in the second quarter of 2013. The gain was recorded in Gain (loss) on investments in the Consolidated Statement of Operations.

NOTE 9 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2015 and 2014 were as follows:

December 31,	Useful Lives (Years)	2015	2014

(Dollars in thousands)
Land	N/A	$35,535	$35,031
Buildings	20	295,282	296,502
Leasehold and land improvements	1-30	1,102,991	1,086,718
Cell site equipment	7-25	3,382,743	3,269,609
Switching equipment	5-8	960,091	960,377
Office furniture and equipment	3-5	502,362	553,630
Other operating assets and equipment	3-5	78,714	89,663
System development	1-7	1,169,170	1,042,195
Work in process	N/A	141,848	125,015

		7,668,736	7,458,740
Accumulated depreciation and amortization		(5,019,803)	(4,730,523)

		$2,648,933	$2,728,217

Depreciation and amortization expense totaled $595.5 million, $593.2 million and $791.1 million in 2015, 2014 and 2013, respectively. In 2015, 2014 and 2013, (Gain) loss on asset disposals, net included charges of $16.3 million, $21.5 million and $30.6 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service in the normal course of business.

NOTE 10 ASSET RETIREMENT OBLIGATIONS

U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations in its operating markets. Asset retirement obligations generally include obligations to restore leased land and retail store and office premises to their pre-lease conditions. These obligations are included in Other deferred liabilities and credits and Other current liabilities in the Consolidated Balance Sheet.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2015 and 2014, U.S. Cellular performed a review of the assumptions and estimated costs related to its asset retirement obligations. The results of the reviews (identified as "Revisions in estimated cash outflows") and other changes in asset retirement obligations during 2015 and 2014 were as follows:

December 31,	2015	2014

(Dollars in thousands)
Balance at beginning of year	$152,512	$195,568
Additional liabilities accrued	1,661	2,507
Revisions in estimated cash outflows	(759)	(2,792)
Disposition of assets	(5,949)	(44,403)
Accretion expense	10,958	12,534
Transferred to Liabilities held for sale	–	(10,902)

Balance at end of year[1]	$158,423	$152,512

1
The total amount of asset retirement obligations related to the Divestiture Transaction included in Other current liabilities was $5.9 million as of December 31, 2014.

NOTE 11 DEBT

Revolving Credit Facility

At December 31, 2015, U.S. Cellular had a revolving credit facility available for general corporate purposes. Amounts under the revolving credit facility may be borrowed, repaid and reborrowed from time to time until maturity. U.S. Cellular borrowed and repaid cash amounts under its revolving credit facility in 2014. U.S. Cellular did not borrow under its revolving credit facility in 2015 or 2013 except for standby letters of credit.

In certain circumstances, U.S. Cellular's interest cost on its revolving credit facility may be subject to increase if its current credit rating from nationally recognized credit rating agencies is lowered, and may be subject to decrease if the rating is raised.

In 2014, certain nationally recognized credit rating agencies downgraded the U.S. Cellular corporate and senior debt credit ratings. After these downgrades, U.S. Cellular is rated at sub-investment grade. As a result of these downgrades, the commitment fee on the revolving credit facility increased to 0.30% per annum. The downgrades also increased the interest rate on any borrowings under the revolving credit facility by 0.25% per annum. As of December 31, 2015, U.S. Cellular's credit ratings from the nationally recognized credit rating agencies remained at sub-investment grade. The revolving credit facility does not cease to be available nor does the maturity date accelerate solely as a result of a downgrade in U.S. Cellular's credit rating. However, downgrades in U.S. Cellular's credit rating could adversely affect its ability to renew the revolving credit facility or obtain access to other credit facilities in the future.

The maturity date of any borrowings under the U.S. Cellular revolving credit facility would accelerate in the event of a change in control.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. U.S. Cellular believes it was in compliance as of December 31, 2015 with all covenants and other requirements set forth in the revolving credit facility.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the terms of the revolving credit facility as of December 31, 2015:

(Dollars in millions)

Maximum borrowing capacity	$300.0
Letters of credit outstanding	$17.5
Amount borrowed	$–
Amount available for use	$282.5
Illustrative borrowing rate: One-month London Interbank Offered Rate ("LIBOR") plus contractual spread[1]	2.18%
Illustrative LIBOR Rate	0.43%
Contractual spread	1.75%
Commitment fees on amount available for use[2]	0.30%
Agreement date	Dec 2010
Maturity date	Dec 2017
Fees incurred attributable to the Revolving Credit Facility are as follows:
Fees incurred as a percent of Maximum borrowing capacity for 2015	0.29%
Fees incurred, amount
2015	$0.9
2014	$3.0
2013	$0.8

1
Borrowings under the revolving credit facility bear interest at LIBOR plus a contractual spread based on U.S. Cellular's credit rating or, at U.S. Cellular's option, an alternate "Base Rate" as defined in the revolving credit agreement. U.S. Cellular may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by U.S. Cellular and approved by the lenders).

2
The revolving credit facility has commitment fees based on the unsecured senior debt ratings assigned to U.S. Cellular by certain ratings agencies.

In connection with U.S. Cellular's revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated December 17, 2010 together with the administrative agent for the lenders under U.S. Cellular's revolving credit agreement. Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from U.S. Cellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from U.S. Cellular to TDS (other than "refinancing indebtedness" as defined in the subordination agreement) in excess of $105 million and (ii) refinancing indebtedness in excess of $250 million will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under U.S. Cellular's revolving credit agreement. As of December 31, 2015, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.

In July 2014, U.S. Cellular entered into an amendment to the revolving credit facility agreement which increased the Consolidated Leverage Ratio (the ratio of Consolidated Funded Indebtedness to Consolidated Earnings before interest, taxes, depreciation and amortization) that U.S. Cellular is required to maintain. Beginning July 1, 2014, U.S. Cellular is required to maintain the Consolidated Leverage Ratio at a level not to exceed 3.75 to 1.00 for the period of the four fiscal quarters most recently ended (this was 3.00 to 1.00 prior to July 1, 2014). The terms of the amendment decrease the maximum permitted Consolidated Leverage Ratio beginning January 1, 2016 from 3.75 to 3.50, with further decreases effective July 1, 2016 and January 1, 2017 (and will return to 3.00 to 1.00 at that time). For the twelve months ended December 31, 2015, the actual Consolidated Leverage Ratio was 2.08 to 1.00. Future changes in U.S. Cellular's financial condition could negatively impact its ability to meet the financial covenants and requirements in its revolving credit facility agreement.

Term Loan

In January 2015, U.S. Cellular entered into a senior term loan credit facility. In July 2015, U.S. Cellular borrowed the full amount of $225 million available under this facility in two separate draws. The interest rate on outstanding borrowings will be reset at three and six month intervals at a rate of LIBOR plus 250 basis points. This credit facility provides for the draws to be continued on a long-term basis under terms that are readily determinable. U.S. Cellular has the ability and intent to carry the debt for the duration of the agreement. Principal reductions will be due and payable in quarterly installments of $2.8 million beginning in March 2016 through December 2021, and the remaining unpaid balance will be due and payable in January 2022. This facility was entered into for general corporate purposes, including working capital, spectrum purchases and capital expenditures.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The continued availability of the term loan facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing, that are substantially the same as those in the U.S. Cellular revolving credit facility described above.

In connection with U.S. Cellular's term loan credit facility, TDS and U.S. Cellular entered into a subordination agreement dated January 21, 2015 together with the administrative agent for the lenders under U.S. Cellular's term loan credit agreement, which is substantially the same as the subordination agreement in the U.S. Cellular revolving credit facility described above. As of December 31, 2015, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the term loan facility pursuant to this subordination agreement.

Other Long-Term Debt

In November 2015, U.S. Cellular issued $300 million of 7.25% Senior Notes due 2064, and received cash proceeds of $289.7 million after payment of debt issuance costs of $10.3 million. These funds will be used for general corporate purposes, including working capital, spectrum purchases and capital expenditures.

Long-term debt as of December 31, 2015 and 2014 was as follows:

				December 31,

				2015			2014

	Issuance date	Maturity date	Call date	Principal Amount	Less Unamortized discount and debt issuance costs	Total	Principal Amount	Less Unamortized discount and debt issuance costs	Total

(Dollars in thousands)
Unsecured Senior Notes
6.700%	Dec 2003 and June 2004	Dec 2033	Dec 2003	$544,000	$15,247	$528,753	$544,000	$15,656	$528,344
6.950%	May 2011	May 2060	May 2016	342,000	10,905	331,095	342,000	10,937	331,063
7.250%	Dec 2014	Dec 2063	Dec 2019	275,000	9,629	265,371	275,000	9,644	265,356
7.250%	Nov 2015	Nov 2064	Nov 2020	300,000	10,316	289,684	–	–	–
Term Loan	Jan 2015	Jan 2022		225,000	2,283	222,717	–	–	–
Obligation on capital leases				2,200	–	2,200	2,143	–	2,143

Total long-term debt				$1,688,200	$48,380	$1,639,820	$1,163,143	$36,237	$1,126,906

Long-term debt, current						$11,313			$46
Long-term debt, noncurrent						$1,628,507			$1,126,860

U.S. Cellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points. U.S. Cellular may redeem the 6.95% Senior Notes, 7.25% 2063 Senior Notes and 7.25% 2064 Senior Notes, in whole or in part at any time after the call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest.

Interest on the 6.7% Senior Notes is payable semi-annually, and is payable quarterly on the 6.95% and 7.25% Senior Notes.

The annual requirements for principal payments on long-term debt are approximately $11.3 million, $11.3 million, $11.3 million, $11.4 million and $11.4 million for the years 2016 through 2020, respectively.

The covenants associated with U.S. Cellular's long-term debt obligations, among other things, restrict U.S. Cellular's ability, subject to certain exclusions, to incur additional liens, enter into sale and leaseback transactions, and sell, consolidate or merge assets.

U.S. Cellular's long-term debt notes do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 COMMITMENTS AND CONTINGENCIES

Agreements

In November 2014, U.S. Cellular executed a Master Statement of Work and certain other documents with Amdocs Software Systems Limited ("Amdocs"). The agreement provides that U.S. Cellular will outsource to Amdocs certain support functions for its Billing and Operational Support System ("B/OSS"). Such functions include application support, billing operations and some infrastructure services. The agreement has a term through September 30, 2019, subject to five one-year renewal periods at U.S. Cellular's option. The estimated amount to be paid to Amdocs with respect to the agreement during the remaining term is approximately $83 million (exclusive of travel and expenses and subject to certain potential adjustments).

During 2013, U.S. Cellular entered into agreements with Apple to purchase certain minimum quantities of Apple iPhone products and fund marketing programs related to the Apple iPhone and iPad products over a three-year period beginning in November 2013. Based on current forecasts, U.S. Cellular estimates that the remaining contractual commitment as of December 31, 2015 under these agreements is approximately $196 million. At this time, U.S. Cellular expects to meet its contractual commitments with Apple.

Lease Commitments

U.S. Cellular is a party to various lease agreements, both as lessee and lessor, for office space, retail store sites, cell sites and equipment which are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. Any rent abatements or lease incentives, in addition to fixed rental increases, are included in the calculation of rent expense and calculated on a straight-line basis over the defined lease term.

As of December 31, 2015, future minimum rental payments required under operating leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

	Operating Leases Future Minimum Rental Payments	Operating Leases Future Minimum Rental Receipts

(Dollars in thousands)
2016	$141,959	$48,573
2017	123,846	40,433
2018	105,024	32,112
2019	86,935	21,746
2020	73,981	10,284
Thereafter	671,738	1,260

Total	$1,203,483	$154,408

Rent expense totaled $153.0 million, $152.4 million and $162.1 million in 2015, 2014 and 2013, respectively.

Indemnifications

U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. The terms of the indemnifications vary by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

Legal Proceedings

U.S. Cellular is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If U.S. Cellular believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements.

U.S. Cellular has accrued $0.5 million and $0.4 million with respect to legal proceedings and unasserted claims as of December 31, 2015 and 2014, respectively. U.S. Cellular has not accrued any amount for legal proceedings if it cannot estimate the amount of the possible loss or range of loss. U.S. Cellular is unable to estimate any contingent loss in excess of the amounts accrued.

NOTE 13 VARIABLE INTEREST ENTITIES

U.S. Cellular consolidates variable interest entities ("VIEs") in which it has a controlling financial interest and is the primary beneficiary. A controlling financial interest will have both of the following characteristics: (a) the power to direct the VIE activities that most significantly impact economic performance and (b) the obligation to absorb the VIE losses and right to receive benefits that are significant to the VIE. U.S. Cellular reviews these criteria initially at the time it enters into agreements and subsequently when reconsideration events occur.

Consolidated VIEs

As of December 31, 2015, U.S. Cellular holds a variable interest in and consolidates the following VIEs under GAAP:

▪
Advantage Spectrum and Frequency Advantage L.P., the general partner of Advantage Spectrum;

▪
Aquinas Wireless L.P. ("Aquinas Wireless"); and

▪
King Street Wireless L.P. ("King Street Wireless") and King Street Wireless, Inc., the general partner of King Street Wireless.

The power to direct the activities that most significantly impact the economic performance of Advantage Spectrum, Aquinas Wireless and King Street Wireless (collectively, the "limited partnerships") is shared. Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships; however, the general partner of each partnership needs the consent of the limited partner, a U.S. Cellular subsidiary, to sell or lease certain licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships. Although the power to direct the activities of the VIEs is shared, U.S. Cellular has a disproportionate level of exposure to the variability associated with the economic performance of the VIEs, indicating that U.S. Cellular is the primary beneficiary of the VIEs. Accordingly, these VIEs are consolidated.

The following table presents the classification of the consolidated VIEs' assets and liabilities in U.S. Cellular's Consolidated Balance Sheet.

December 31,	2015	2014

(Dollars in thousands)
Assets
Cash and cash equivalents	$1,435	$2,588
Other current assets	265	278
Licenses[1]	648,661	312,977
Property, plant and equipment, net	7,722	10,671
Other assets and deferred charges	147	60,059

Total assets	$658,230	$386,573

Liabilities
Current liabilities	$143	$110
Deferred liabilities and credits	489	622

Total liabilities	$632	$732

1
At December 31, 2015, includes purchases totaling $338.3 million made by Advantage Spectrum from the FCC as described below.

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Related Matters

In March 2015, King Street Wireless made a $60.0 million distribution to its investors. Of this distribution, $6.0 million was provided to King Street Wireless, Inc. and $54.0 million was provided to U.S. Cellular.

FCC Auction 97 ended in January 2015. U.S. Cellular participated in Auction 97 indirectly through its interest in Advantage Spectrum. A subsidiary of U.S. Cellular is a limited partner in Advantage Spectrum. Advantage Spectrum applied as a "designated entity," and expects to receive bid credits with respect to spectrum purchased in Auction 97. Advantage Spectrum was the winning bidder for 124 licenses for an aggregate bid of $338.3 million, after its expected designated entity discount of 25%. This amount is classified as Licenses in U.S. Cellular's Consolidated Balance Sheet. Advantage Spectrum's bid amount, less the initial deposit of $60.0 million paid in 2014, plus certain other charges totaling $2.3 million, were paid to the FCC in March 2015. These licenses have not yet been granted by and are still pending before the FCC. To help fund this payment, U.S. Cellular made loans and capital contributions to Advantage Spectrum and Frequency Advantage totaling $280.6 million during 2015. U.S. Cellular's capital contributions and advances made to its VIEs totaled $60.9 million in 2014. There were no capital contributions or advances made to VIEs in 2013.

Advantage Spectrum, Aquinas Wireless and King Street Wireless were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions. As such, these entities have risks similar to those described in the "Risk Factors" in U.S. Cellular's Form 10-K for the year ended December 31, 2015.

U.S. Cellular may agree to make additional capital contributions and/or advances to Advantage Spectrum, Aquinas Wireless or King Street Wireless and/or to their general partners to provide additional funding for the development of licenses granted in various auctions. U.S. Cellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or long-term debt. There is no assurance that U.S. Cellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The limited partnership agreements of Advantage Spectrum, Aquinas Wireless and King Street Wireless also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnership. The general partner's put options related to its interests in King Street Wireless and Aquinas Wireless will become exercisable in 2019 and 2020, respectively. The general partner's put options related to its interest in Advantage Spectrum will become exercisable on the fifth and sixth anniversaries of the issuance of any license. The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular's Common Shares. Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular. If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to purchase the general partner's interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement. In accordance with requirements under GAAP, U.S. Cellular is required to calculate a theoretical redemption value for all of the put options assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted. Pursuant to GAAP, this theoretical redemption value, net of amounts payable to U.S. Cellular for loans and accrued interest thereon made by U.S. Cellular to the general partners ("net put value"), was $1.1 million and $1.2 million at December 31, 2015 and 2014, respectively. The net put value is recorded as Noncontrolling interests with redemption features in U.S. Cellular's Consolidated Balance Sheet. Also in accordance with GAAP, changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in U.S. Cellular's Consolidated Statement of Operations.

During 2015, U.S. Cellular recorded out-of-period adjustments attributable to 2013 and 2014, related to an agreement with King Street Wireless. U.S. Cellular has determined that these adjustments were not material to the prior quarterly or annual periods, and also were not material to the full year 2015 results. As a result of these out-of-period adjustments, Net income decreased by $2.8 million and Net income attributable to U.S. Cellular shareholders decreased by $4.0 million in 2015.

NOTE 14 NONCONTROLLING INTERESTS

U.S. Cellular's consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments. These mandatorily redeemable noncontrolling interests represent interests

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

held by third parties in consolidated partnerships, where the terms of the underlying partnership agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and U.S. Cellular in accordance with the respective partnership. The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2113.

The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests assuming an orderly liquidation of the finite-lived consolidated partnerships on December 31, 2015, net of estimated liquidation costs, is $25.7 million. This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount. U.S. Cellular currently has no plans or intentions relating to the liquidation of any of the related partnerships prior to their scheduled termination dates. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships at December 31, 2015 was $9.5 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders' share of the underlying net assets in the consolidated partnerships. Neither the noncontrolling interest holders' share, nor U.S. Cellular's share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.

NOTE 15 COMMON SHAREHOLDERS' EQUITY

Tax-Deferred Savings Plan

U.S. Cellular has reserved 67,215 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund or certain unaffiliated funds.

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2015, a majority of U.S. Cellular's outstanding Common Shares and all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

On November 17, 2009, the Board of Directors of U.S. Cellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. These purchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.

Share repurchases made under this authorization were as follows:

Year Ended December 31,	Number of Shares	Average Cost Per Share	Total Cost

(Shares and dollar amounts in thousands, except per share amounts)
2015
U.S. Cellular Common Shares	178	$34.86	$6,188

2014
U.S. Cellular Common Shares	496	$38.19	$18,943

2013
U.S. Cellular Common Shares	499	$37.19	$18,544

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued the following Treasury Shares:

Year Ended December 31,	2015	2014	2013

(Shares in thousands)
Treasury Shares Reissued	457	371	536

NOTE 16 STOCK-BASED COMPENSATION

U.S. Cellular has established the following stock-based compensation plans: Long-Term Incentive Plans and a Non-Employee Director compensation plan.

Under the U.S. Cellular Long-Term Incentive Plans, U.S. Cellular may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2015, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

Under the Non-Employee Director compensation plan, U.S. Cellular may grant Common Shares to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

On June 25, 2013, U.S. Cellular paid a special cash dividend to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Outstanding U.S. Cellular stock options, restricted stock unit awards and deferred compensation stock units were equitably adjusted for the special cash dividend. The impact of such adjustments are fully reflected for all years presented. See Note 5 — Earnings Per Share for additional information.

At December 31, 2015, U.S. Cellular had reserved 9,340,000 Common Shares for equity awards granted and to be granted under the Long-Term Incentive Plans and 183,000 Common Shares for issuance under the Non-Employee Director compensation plan.

U.S. Cellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plans – Stock Options – Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over a period of three years from the date of grant. Stock options outstanding at December 31, 2015 expire between 2016 and 2025. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of options equals the market value of U.S. Cellular Common Shares on the date of grant.

U.S. Cellular estimated the fair value of stock options granted during 2015, 2014 and 2013 using the Black-Scholes valuation model and the assumptions shown in the table below.

	2015	2014	2013

Expected life	4.6 years	4.5 years	4.6-9.0 years
Expected annual volatility rate	30.1%	28.0%-28.1%	29.2%-39.6%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.2%	1.4%-1.5%	0.7%-2.4%
Estimated annual forfeiture rate	9.7%	9.4%	0.0%-8.1%

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during 2015, is presented in the table below:

Common Share Options	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)

Outstanding at December 31, 2014	3,388,000	$41.51
(1,586,000 exercisable)		$45.28
Granted	1,279,000	36.42
Exercised	(321,000)	32.94
Forfeited	(110,000)	37.57
Expired	(134,000)	43.77

Outstanding at December 31, 2015	4,102,000	$40.62	$11,292,000	6.80
(1,849,000 exercisable)		$44.33	$3,733,000	4.60

The weighted average grant date fair value per share of the U.S. Cellular stock options granted in 2015, 2014 and 2013 was $9.94, $10.68 and $11.53, respectively. The aggregate intrinsic value of U.S. Cellular stock options exercised in 2015, 2014 and 2013 was $2.1 million, $2.0 million and $6.8 million, respectively. The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between U.S. Cellular's closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2015.

Long-Term Incentive Plans – Restricted Stock Units – U.S. Cellular grants restricted stock unit awards, which generally vest after three years, to key employees.

U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2015 and changes during the year then ended is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average Grant Date Fair Value

Nonvested at December 31, 2014	1,142,000	$35.60
Granted	478,000	37.24
Vested	(349,000)	34.05
Forfeited	(77,000)	35.76

Nonvested at December 31, 2015	1,194,000	$36.70

The total fair value of restricted stock units that vested during 2015, 2014 and 2013 was $12.9 million, $11.1 million and $8.8 million, respectively. The weighted average grant date fair value per share of the restricted stock units granted in 2015, 2014 and 2013 was $37.24, $41.24 and $32.06, respectively.

Long-Term Incentive Plans – Deferred Compensation Stock Units – Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units. The amount of U.S. Cellular's matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units.

The total fair value of deferred compensation stock units that vested during 2015 and 2013 was $0.2 million and less than $0.1 million, respectively. The weighted average grant date fair value per share of the deferred compensation stock units granted in 2015 and 2013 was $35.96 and $31.50, respectively. There were no deferred compensation stock units

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

granted or that vested during 2014. As of December 31, 2015, there were 6,000 vested but unissued deferred compensation stock units valued at $0.2 million.

Compensation of Non-Employee Directors – U.S. Cellular issued 15,000, 14,200 and 13,000 Common Shares in 2015, 2014 and 2013, respectively, under its Non-Employee Director compensation plan.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense recognized during 2015, 2014 and 2013:

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Stock option awards	$11,231	$9,513	$5,810
Restricted stock unit awards	12,716	12,125	9,485
Deferred compensation bonus and matching stock unit awards	241	185	2
Awards under Non-Employee Director compensation plan	560	560	547

Total stock-based compensation, before income taxes	24,748	22,383	15,844
Income tax benefit	(9,352)	(8,454)	(5,984)

Total stock-based compensation expense, net of income taxes	$15,396	$13,929	$9,860

The following table provides a summary of the stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2015	2014	2013

(Dollars in thousands)
Selling, general and administrative expense	$22,233	$19,429	$12,933
System operations	2,515	2,954	2,911

Total stock-based compensation expense	$24,748	$22,383	$15,844

At December 31, 2015, unrecognized compensation cost for all U.S. Cellular stock-based compensation awards was $26.1 million and is expected to be recognized over a weighted average period of 1.9 years.

U.S. Cellular's tax benefits realized from the exercise of stock options and other awards totaled $5.9 million in 2015.

NOTE 17 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Interest paid	$80,530	$54,955	$42,904
Income taxes paid, net of refunds received	59,159	33,276	157,778

Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards. In certain situations, U.S. Cellular withholds shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. U.S. Cellular then pays the amount of the required tax withholdings to the taxing authorities in cash.

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Common Shares withheld	228,011	163,355	606,582
Aggregate value of Common Shares withheld	$8,448	$6,868	$25,179
Cash receipts upon exercise of stock options	6,881	5,166	10,468
Cash disbursements for payment of taxes	(4,714)	(4,336)	(4,684)

Net cash receipts from exercise of stock options and vesting of other stock awards	$2,167	$830	$5,784

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On September 27, 2012, the FCC conducted a single round, sealed bid, reverse auction to award up to $300 million in one-time Mobility Fund Phase I support to successful bidders that commit to provide 3G, or better, wireless service in areas designated as unserved by the FCC. This auction was designated by the FCC as Auction 901. U.S. Cellular and several of its wholly-owned subsidiaries participated in Auction 901 and were winning bidders in eligible areas within 10 states and will receive up to $40.1 million in one-time support from the Mobility Fund. These funds when received reduce the carrying amount of the assets to which they relate or offset operating expenses. In connection with these winning bids, in June 2013, U.S. Cellular provided $17.4 million letters of credit to the FCC, of which the entire amount remained outstanding as of December 31, 2015. U.S. Cellular has received $13.4 million in support funds, of which the entire balance has been spent as of December 31, 2015. In 2014, $1.9 million was included as a component of Other assets and deferred charges in the Consolidated Balance Sheet and $11.5 million reduced the carrying amount of the assets to which they relate, which are included in Property, plant and equipment in the Consolidated Balance Sheet. U.S. Cellular has set up a receivable in the amount of $18.4 million as of December 31, 2015 as part of Phase II of the Mobility Fund.

NOTE 18 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $8.7 million in 2015, $10.7 million in 2014 and $13.2 million in 2013.

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. These billings are included in U.S. Cellular's Selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS and certain of its subsidiaries to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements. Billings to U.S. Cellular from TDS totaled $96.2 million, $91.1 million and $99.2 million in 2015, 2014 and 2013, respectively.

In December 2014, U.S. Cellular entered into an agreement to sell 595 towers outside of its core markets to a third party for $159 million. The sale of certain of the towers was completed in December 2014, and the sale of the remaining towers was completed in January 2015. See Note 6 – Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements. Of the 595 towers, six towers were acquired by U.S. Cellular from Airadigm for a total of $2.6 million. These six towers were included as part of the sale of towers by U.S. Cellular in order to avoid the need for two sets of transaction documents. The value of $2.6 million paid by U.S. Cellular to Airadigm for such six towers was determined using the same method of valuation that was used to value the towers owned by U.S. Cellular that were sold to the third party. The Audit Committee of the board of directors reviewed and evaluated this transaction between U.S. Cellular and Airadigm.

In December 2013, TDS initially proposed to have Airadigm sell to U.S. Cellular the FCC spectrum licenses, towers and customers in certain Airadigm markets for $110 million in cash. Because TDS owns 100% of the common stock of Airadigm and approximately 84% of the common stock of U.S. Cellular, this proposal was a related party transaction. Accordingly, the U.S. Cellular Board of Directors formed a Special Committee comprised entirely of independent and disinterested directors with exclusive authority to consider, negotiate and, if appropriate, approve any such transaction with Airadigm without any further involvement of the full board. The U.S. Cellular Special Committee engaged independent financial advisors and legal counsel. The transaction was negotiated between representatives of TDS and Airadigm, on the one hand, and the Special Committee and its representatives, on the other hand. The U.S. Cellular Special Committee also received a fairness opinion from its independent financial advisor. Following these events, the Special Committee approved a License Purchase and Customer Recommendation Agreement between U.S. Cellular and

UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Airadigm. Pursuant to the License Purchase and Customer Recommendation Agreement, on September 10, 2014, Airadigm transferred to U.S. Cellular Federal Communications Commission ("FCC") spectrum licenses and certain tower assets in certain markets in Wisconsin, Iowa, Minnesota and Michigan, in consideration for $91.5 million in cash. See Note 6 – Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements.

The Audit Committee of the Board of Directors of U.S. Cellular is responsible for the review and evaluation of all related-party transactions as such term is defined by the rules of the New York Stock Exchange.

NOTE 19 SUBSEQUENT EVENTS

In January 2016, U.S. Cellular entered into an agreement to purchase a 700 MHz A Block license for $36.0 million. The transaction is expected to close in the third quarter of 2016 pending regulatory approval. In February 2016, U.S. Cellular entered into multiple agreements with third parties that provide for the transfer of certain AWS and PCS spectrum licenses and approximately $30 million in cash to U.S. Cellular, in exchange for U.S. Cellular transferring certain AWS, PCS and 700 MHz licenses to the third parties. The transactions are subject to regulatory approval and other customary closing conditions, and are expected to close in 2016. Upon closing of the transactions, U.S. Cellular expects to recognize a gain.

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

/s/ Kenneth R. Meyers	/s/ Steven T. Campbell

Kenneth R. Meyers	Steven T. Campbell
President and Chief Executive Officer (principal executive officer)	Executive Vice President — Finance, Chief Financial Officer and Treasurer (principal financial officer)
/s/ Douglas D. Shuma	/s/ Kristin A. MacCarthy

Douglas D. Shuma	Kristin A. MacCarthy
Chief Accounting Officer (principal accounting officer)	Vice President and Controller

REPORTS OF MANAGEMENT

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. U.S. Cellular's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). U.S. Cellular's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the Board of Directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of U.S. Cellular's management, including its principal executive officer and principal financial officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2015, based on the criteria established in the 2013 version of Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2015 based on criteria established in the 2013 version of Internal Control — Integrated Framework issued by the COSO.

The effectiveness of U.S. Cellular's internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report included herein.

/s/ Kenneth R. Meyers	/s/ Steven T. Campbell

Kenneth R. Meyers	Steven T. Campbell
President and Chief Executive Officer (principal executive officer)	Executive Vice President — Finance, Chief Financial Officer and Treasurer (principal financial officer)
/s/ Douglas D. Shuma	/s/ Kristin A. MacCarthy

Douglas D. Shuma	Kristin A. MacCarthy
Chief Accounting Officer (principal accounting officer)	Vice President and Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of United States Cellular Corporation:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership and Subsidiary, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $197,600,000 and $123,600,000 as of December 31, 2015 and 2014, respectively, and equity earnings of $74,000,000, $71,800,000 and $78,400,000 for each of the three years in the period ended December 31, 2015. The financial statements of Los Angeles SMSA Limited Partnership and Subsidiary were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership and Subsidiary, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it classifies debt issuance costs and deferred income taxes in 2015.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 24, 2016

UNITED STATES CELLULAR CORPORATION SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2015	2014	2013	2012	2011

(Dollars and shares in thousands, except per share amounts)
Statement of Operations data
Service revenues	$3,350,431	$3,397,937	$3,594,773	$4,098,856	$4,053,797
Equipment sales	646,422	494,810	324,063	353,228	289,549

Operating revenues	3,996,853	3,892,747	3,918,836	4,452,084	4,343,346
(Gain) loss on sale of business and other exit costs, net	(113,555)	(32,830)	(246,767)	21,022	–
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)	–	(11,762)
Operating income (loss)	312,942	(143,390)	146,865	156,656	280,780
Equity in earnings of unconsolidated entities	140,083	129,764	131,949	90,364	83,566
Gain (loss) on investments	–	–	18,556	(3,718)	11,373
Income (loss) before income taxes	403,629	(58,704)	257,656	205,053	312,822
Net income (loss)	247,295	(46,922)	144,522	141,076	198,744
Net income (loss) attributable to noncontrolling interests, net of tax	5,948	(4,110)	4,484	30,070	23,702
Net income (loss) attributable to U.S. Cellular shareholders	$241,347	$(42,812)	$140,038	$111,006	$175,041
Basic weighted average shares outstanding	84,248	84,213	83,968	84,645	84,877
Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$2.86	$(0.51)	$1.67	$1.31	$2.06
Diluted weighted average shares outstanding[1]	84,891	84,213	84,730	85,230	85,448
Diluted earnings (loss) per share attributable to U.S. Cellular shareholders[1]	$2.84	$(0.51)	$1.65	$1.30	$2.05
Special dividend per share to U.S. Cellular shareholders[1]	$–	$–	$5.75	$–	$–
Balance Sheet data
Total assets[2]	$7,059,978	$6,462,309	$6,430,255	$6,571,868	$6,313,248
Net long-term debt, excluding current portion[2]	1,628,507	1,126,860	862,579	863,276	865,592
Total U.S. Cellular shareholders' equity	$3,560,513	$3,301,991	$3,391,206	$3,733,855	$3,619,961

1
On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Outstanding U.S. Cellular stock options and restricted stock unit awards were equitably adjusted for the special cash dividend. The impact of such adjustments on the earnings per share calculation was reflected in all prior periods presented.

2
Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"), was adopted early as of December 31, 2015 and applied retrospectively. All prior year numbers have been revised to conform to this standard. See Note 1 – Summary of Significant Accounting Policies and Recent Accounting Pronouncements for additional information regarding ASU 2015-03.

UNITED STATES CELLULAR CORPORATION CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended

2015	March 31	June 30	September 30	December 31

(Amounts in thousands, except per share amounts)
Operating revenues	$965,245	$975,667	$1,068,906	$987,035
(Gain) loss on asset disposals, net	4,251	5,399	2,618	4,045
(Gain) loss on sale of business and other exit costs, net[1]	(111,477)	(1,705)	(643)	270
(Gain) loss on license sales and exchanges[1]	(122,873)	(25)	(23,986)	–
Operating income (loss)	250,313	8,499	77,725	(23,595)
Net income (loss)	164,990	19,910	65,021	(2,626)
Net income (loss) attributable to U.S. Cellular shareholders	$160,064	$19,352	$63,594	$(1,663)
Basic weighted average shares outstanding	84,042	84,293	84,333	84,320
Diluted weighted average shares outstanding	84,838	84,892	84,947	84,320
Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$1.90	$0.23	$0.75	$(0.02)
Diluted earnings (loss) per share attributable to U.S. Cellular shareholders	$1.89	$0.23	$0.75	$(0.02)
Stock price
U.S. Cellular Common Shares[2]
High	$40.19	$39.90	$39.50	$43.49
Low	34.10	35.78	34.27	34.42
Close	$35.72	$37.67	$35.43	$40.81

	Quarter Ended

2014	March 31	June 30	September 30	December 31

(Amounts in thousands, except per share amounts)
Operating revenues	$925,811	$957,773	$1,000,419	$1,008,744
(Gain) loss on asset disposals, net	1,934	6,893	7,947	4,695
(Gain) loss on sale of business and other exit costs, net[1]	(6,900)	(10,511)	(10,283)	(5,136)
(Gain) loss on license sales and exchanges[1]	(91,446)	–	–	(21,547)
Operating income (loss)	7,825	(50,307)	(51,354)	(49,554)
Net income (loss)	18,404	(19,451)	(23,771)	(22,104)
Net income (loss) attributable to U.S. Cellular shareholders	$19,482	$(18,789)	$(22,165)	$(21,340)
Basic weighted average shares outstanding	84,213	84,341	84,233	84,066
Diluted weighted average shares outstanding	85,065	84,341	84,233	84,066
Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$0.23	$(0.22)	$(0.26)	$(0.25)
Diluted earnings (loss) per share attributable to U.S. Cellular shareholders	$0.23	$(0.22)	$(0.26)	$(0.25)
Stock price
U.S. Cellular Common Shares[2]
High	$44.86	$43.50	$42.00	$40.92
Low	35.93	38.33	33.17	31.79
Close	$41.01	$40.80	$35.48	$39.83

1
See Note 6 — Acquisitions, Divestitures and Exchanges for additional information on (Gain) loss on sale of business and other exit costs, net and (Gain) loss on license sales and exchanges.

2
The high, low and closing sales prices as reported by the New York Stock Exchange ("NYSE").

UNITED STATES CELLULAR CORPORATION SHAREHOLDER INFORMATION

Stock and Dividend Information

U.S. Cellular's Common Shares are listed on the New York Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of January 31, 2016, the last trading day of the month, U.S. Cellular's Common Shares were held by approximately 293 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends, except for a special cash dividend of $5.75 per share in June 2013, and currently intends to retain all earnings for use in U.S. Cellular's business.

See "Consolidated Quarterly Information (Unaudited)" for information on the high and low trading prices of the USM Common Shares for 2015 and 2014.

Stock Performance Graph

The following chart provides a comparison of U.S. Cellular's cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index. As of December 31, 2015, the Dow Jones U.S. Telecommunications Index was composed of the following companies: 8X8 Inc., AT&T Inc., CenturyLink Inc., Frontier Communications Corp., Level 3 Communications Inc., SBA Communications Corp., Sprint Corp., T-Mobile US Inc., Telephone and Data Systems, Inc. (TDS) and Verizon Communications Inc.

*
Cumulative total return assumes reinvestment of dividends.

	2010	2011	2012	2013	2014	2015

U.S. Cellular (NYSE: USM)	$100	$87.36	$70.56	$98.12	$93.45	$95.75
S&P 500 Index	100	102.11	118.45	156.82	178.28	180.75
Dow Jones U.S. Telecommunications Index	100	103.97	123.50	140.95	144.32	149.39

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2010, in U.S. Cellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

UNITED STATES CELLULAR CORPORATION SHAREHOLDER INFORMATION

Investor relations

U.S. Cellular's annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Investors may also access these and other reports through the Investor Relations portion of the U.S. Cellular website (www.uscellular.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

Julie Mathews, Director – Investor Relations
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5341
312.630.9299 (fax)
 julie.mathews@tdsinc.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Jane W. McCahon, Senior Vice President – Corporate Relations and Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5379
312.630.9299 (fax)
 jane.mccahon@tdsinc.com

Directors and executive officers

See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2016 for the 2016 Annual Meeting.

Principal counsel

Sidley Austin LLP, Chicago, Illinois

Transfer agent

Computershare Trust Company, N.A.
211 Quality Circle, Suite 210
College Station, TX 77845
312.360.5326

Independent registered public accounting firm
PricewaterhouseCoopers LLP

Visit U.S. Cellular's website at www.uscellular.com

Leadership Team Board of Directors LeRoy T. Carlson, Jr. Chairman – U.S. Cellular President and Chief Executive Officer – Telephone and Data Systems Chairman – Technology Advisory Group James Barr III Retired President and Chief Executive Officer – TDS Telecom Member – Audit Committee Steven T. Campbell Executive Vice President – Finance, Chief Financial Officer and Treasurer Walter C. D. Carlson Chairman of the Board (non-executive) – Telephone and Data Systems Partner – Sidley Austin LLP J. Samuel Crowley Former Chief Operating Officer – Gold’s Gym International Chairman – Audit Committee Member – Long-Term Incentive Compensation Committee Ronald E. Daly Former President and Chief Executive Officer – Océ-USA Holding, Inc. Member – Long-Term Incentive Compensation Committee Member – Technology Advisory Group Paul-Henri Denuit Retired Chief Executive Officer and Chairman – S.A. Coditel Chairman – Long-Term Incentive Compensation Committee Member – Audit Committee Harry J. Harczak, Jr. Former Executive Vice President – CDW Corporation Member – Audit Committee Gregory P. Josefowicz Former President, Chairman and Chief Executive Officer – Borders Group Inc. Member – Long-Term Incentive Compensation Committee Kenneth R. Meyers President and Chief Executive Officer Peter L. Sereda Senior Vice President – Finance and Treasurer – Telephone and Data Systems Douglas D. Shuma Chief Accounting Officer – U.S. Cellular Senior Vice President – Finance and Chief Accounting Officer – Telephone and Data Systems Cecelia D. Stewart Former President of U.S. Consumer and Commercial Banking – Citigroup Inc. Member – Long-Term Incentive Compensation Committee Member – Technology Advisory Group Kurt B. Thaus Senior Vice President and Chief Information Officer – Telephone and Data Systems LeRoy T. Carlson Director Emeritus – U.S. Cellular Chairman Emeritus – Telephone and Data Systems Kenneth R. Meyers President and Chief Executive Officer Steven T. Campbell Executive Vice President - Finance, Chief Financial Officer and Treasurer Jay M. Ellison Executive Vice President – Operations Michael S. Irizarry, Ph.D. Executive Vice President and Chief Technology Officer - Engineering and Information Services Deirdre C. Drake Senior Vice President – Chief Human Resources Officer Edward C. Perez Senior Vice President – Sales Jeffrey W. Baenke Vice President – Technology Development Rochelle J. Boersma Vice President Sales – Agent Channel Thomas P. Catani Vice President Sales – Corporate Owned Retail Nancy E. Fratzke Vice President – Customer Service John C. Gockley Vice President – Legal and Regulatory Affairs Jeffrey S. Hoersch Vice President – Financial Planning and Analysis Denise M. Hutton Vice President – Multi-Channel Strategy and Operations Eric H. Jagher Vice President Sales – Business Channel Robert R. Jakubek Vice President – Engineering and Network Operations Matilde M. Kiser Vice President – Enterprise Portfolio Management Grant J. Leech Vice President – Brand Management Kevin R. Lowell Vice President – Information Technology Kristin A. MacCarthy Vice President and Controller Narothum Saxena Vice President – Advanced Technology and Systems Planning Joseph L. Settimi Vice President – Marketing Catherine M. Shackleford Vice President – Supply Chain Grant B. Spellmeyer Vice President – Federal Affairs and Public Policy Thomas S. Weber Vice President – Financial and Real Estate Services Stephen P. Fitzell General Counsel and Assistant Secretary

United States Cellular Corporation 8410 West Bryn Mawr Avenue Chicago, IL 60631 Phone: 773-399-8900 uscellular.com